UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
____________________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Third quarter 2012 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Third quarter 2012 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

Item 1

Santander

3Q.12 | Earnings Report

Santander

BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 3Q12 Consolidated Results

III.	Analysis of 3Q12 Consolidated Results

IV.	Relevant Events

V.	Credit Ratings

VI.	3Q Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

3Q. 12 | EARNINGS REPORT | 0

Grupo Financiero Santander México Reports Third Quarter 2012 Net Income of Ps.4,215 Million

Solid Profitability and Growth Driven by Focus on Commercial Banking and Operational Efficiency

México City – October 25, 2012, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in the Mexican financial system, today announced financial results for the three- and nine-month periods ending September 30, 2012.

During 3Q12, Santander México reported net income of Ps.4,215 million, representing a 2.2% year-on-year (“YoY”) increase and a 20.2% sequential decrease. These comparisons however are affected by extraordinary gains in 3Q11 for the reversal of provisions to comply with CNBV (Comisión Nacional Bancaria y de Valores) regulations and in 2Q12 for the gain on the sale and leaseback of branches. Excluding these one time events, normalized net income increased 24.8% YoY and 3.5% sequentially. Consolidated net income for 9M12 was Ps.14,513 million, an increase of 32.6%, or Ps.3,572 million higher than the corresponding figure in 9M11. Excluding the aforementioned extraordinary gains in 3Q11 and 2Q12, net income for 9M12 increased 30.5% or Ps.3,107 million.

Marcos Martínez, Executive Chairman and CEO, commented, "We are pleased with our strong third quarter results, which reinforce the merits of our strategic focus on commercial banking, low-risk profitable growth and operational efficiency. We delivered year-on-year increases of 14.9% and 14.4% in net interest income and  net commissions and fees, respectively. Furthermore, we executed well in our key business segments, as demonstrated by robust year-on-year growth of 28.6%, in both consumer loans and credit cards, as well as 78.4% increase in loans to small and medium enterprises (“SMEs”). Our focused growth strategy together with our strong emphasis on prudent risk management and an efficiency-oriented culture positions Santander México as one of the most profitable franchises in Mexico.”

Mr. Martínez continued, “This quarter we achieved a significant milestone in Santander México’s history: our successful international public offering, which values the bank at 16.5 billion dollars. This transaction enhances the Company’s market position and brand recognition, while strengthening organizational transparency and market discipline. We begin a new chapter as a publicly traded company on strong footing and are well positioned to capitalize on the attractive fundamentals of Mexico’s banking industry.”

3Q. 12 | EARNINGS REPORT | 1

SUMMARY OF THIRD QUARTER 2012 CONSOLIDATED RESULTS

Net Income

Santander México reported net income of Ps.4,215 million in 3Q12, a 2.2% YoY increase, and 20.2% below 2Q12. Excluding the net impact from the reversal of provisions in 3Q11 and the gain from the sale of branches in 2Q12, net income would have increased 24.8% YoY and 3.5% sequentially, driven primarily by higher recurring income resulting from higher business volume. As a result, net interest margin and net commission and fee income increased QoQ by 2.2% and 8.1%, respectively.

Capitalization and ROAE

Santander México’s capital ratio was 14.45% in 3Q12, representing a 21 bps increase from 14.24% in 3Q11, and an 18 bps decline from 14.63% in 2Q12.

3Q12 ROAE was 21.1%, a 421 bps increase from 3Q11. On a a sequential basis, ROAE declined 127 bps reflecting the extraordinary gain from the sale of branches in 2Q12. Excluding this one-time event, normalized ROAE would have been 19.4% in 3Q12 and 19.8% in 2Q12, representing a slight decrease of 40 bps QoQ.

Net Interest Income

Net interest income in 3Q12 increased YoY by 14.9%, or Ps.1,111 million, to Ps.8,582 million. On a sequential basis net interest income rose 2.2%, or Ps.188 million.

Net interest margin for 3Q12 was 4.98%, increasing 11bps from 4.87% in 2Q12 and 17bps below 5.15% in 3Q11.

Interest income increased 13.5%, or Ps.1,652 million, reaching Ps.13,873 million in 3Q12 compared with Ps.12,221 million in 3Q11. This growth was mainly driven by higher interest income derived from our loan portfoilio which reached Ps.1,554 million.

Interest expense increased 11.4%, or Ps.541 million, reaching Ps.5,291 million in 3Q12 compared with Ps.4,750 million in 3Q11. This growth was mainly driven by higher interest paid on our sale and repurchase agreements of Ps.427 million as a consequence of higher volumes.

3Q. 12 | EARNINGS REPORT | 2

Loan Portfolio Growth

Santander México’s total loan portfolio in 3Q12 increased YoY by 10.7%, or  Ps.33,254 million, to Ps.343,383 million, and 1.3%, or Ps.4,478 million, on a sequential basis.

During 3Q12 Santander México continued to expand its loan portfolio across all core products, both in terms of commercial and individual loans. Individual loans were mainly driven by consumer loans, particualrly credit cards and mortgages. Commercial loans benefited from a significant YoY increase in the SME portfolio.

Asset Quality

Non-performing loans as of 3Q12 declined to Ps.5,530 million, from Ps.6,710 million reported in 3Q11. On a sequential basis, non-performing loans increased 11.7%, or Ps.577 million.

The NPL ratio for 3Q12 declined to 1.6%, from 2.2% in 3Q11 and remained relatively unchanged from 1.5% in 2Q12, reflecting our stringent credit scoring model and ongoing monitoring of the quality of our portfolio.

The coverage ratio for the quarter increased to 205.4%, from 162.5% in 3Q11, but declined from 224.1% in 2Q12. This sequential decrease was mainly due to the nominal increase in non-performing loans resulting from the growth in the loan portfolio.

Loans to Deposit Ratio

During 3Q12, deposits accounted for more than 50% of the Bank’s total funding sources, and expanded 9.2% YoY and 1.6% sequentially. This desposit base provides a stable, low cost source of funding to support the Bank’s continued growth.

The loan to deposit ratio was 98.7% in 3Q12, increasing from 97.2% in 3Q11, but declining from 99.1% in 2Q12.

Contribution to Net Income

As previously discussed, net income for 3Q12 was Ps.4,215 million, representing a 2.2% YoY increase and a 20.2% decline sequentially. Excluding the net impact of the reversal of provisions in 3Q11 and the gains from the sale of branches branches in 2Q12, net income would have increase 24.8% YoY and 3.5% sequentially.

Casa de Bolsa Santander, the brokerage business, reported net income of Ps.116 million, compared with a Ps.18 million loss reported in 3Q11 and a Ps.12 million gain in 2Q12.

Net income for the Holding and other subisidaries, amounted to Ps.29 million, compared with Ps.206 million in 3Q11 and Ps.32 million in 2Q12.

Grupo Financiero Santander México Earnings Contribution by Subsidiary
Million of Mexican Pesos
	3Q12	2Q12	3Q11	9M12	9M11	YoY %
Banking business1/	4,069	5,240	3,934	14,179	10,381	36.6
Brokerage	116	12	(18)	216	31	596.8
Holding and other subsidiaries2/	29	32	206	117	528	(77.8)
Net income attributable to Grupo Financiero Santander	4,214	5,284	4,122	14,513	10,941	32.7
      1/ Includes Sofomers  2/ Asset management subsidiary and Holding.

3Q. 12 | EARNINGS REPORT | 3

ANALYSIS OF THIRD-QUARTER 2012 CONSOLIDATED RESULTS

Net Income

Grupo Financiero Santander México Income Statement
Millions of Mexican Pesos				% Change				% Change
	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	12/11
Net interest income	8,582	8,394	7,471	2.2	14.9	25,081	20,995	19.5
Provision for loan losses	(2,534)	(1,994)	(1,080)	(27.1)	(134.6)	(6,496)	(4,515)	(43.9)
Net interest income after provisions for loan losses	6,048	6,400	6,391	(5.5)	(5.4)	18,585	16,480	12.8
Commission and fee income, net	3,065	2,836	2,680	8.1	14.4	8,864	7,736	14.6
Gains (losses) on financial assets and liabilities	921	106	29	768.9	3,075.9	1,781	939	89.7
Other operating income (expenses)	88	2,005	266	(95.6)	(66.9)	2,763	768	259.8
Administrative and promotional expenses	(5,179)	(4,559)	(4,630)	(13.6)	(11.9)	(14,214)	(12,890)	(10.3)
Operating income	4,943	6,788	4,736	(27.2)	4.4	17,779	13,033	36.4
Equity in results of associated companies	18	17	13	5.9	38.5	54	53	1.9
Operating income before taxes	4,961	6,805	4,749	(27.1)	4.5	17,833	13,086	36.4
Current and deferred income taxes	(746)	(1,519)	(808)	50.9	7.7	(3,319)	(2,616)	(26.9)
Income from continuing operations	4,215	5,286	3,941	(20.3)	7.0	14,514	10,470	38.6
Profit from discontinued operations, net	0	0	184	0.0	(100.0)	0	474	(100.0)
Non-controlling interest	0	(1)	(2)	100.0	100.0	(1)	(3)	66.7
Net income	4,215	5,285	4,123	(20.2)	2.2	14,513	10,941	32.6

Santander México reported net income of Ps.4,215 million in 3Q12, a 2.2% YoY increase and a 20.2%.  sequential decline. Excluding the extraordinary impact from the net effect of the reversal of provisions for loan losses in 3Q11 and the gain from the sale of branches in 2Q12, net income would have increased 24.8% and 3.5%, respectively.

Net interest income for 3Q12 rose to Ps.8,582 million, representing a YoY increase of Ps.1,111 million, or 14.9%, and a sequential gain of Ps.188 million, or 2.2%. This increase resulted from the increase in the Bank’s business volume and a more profitable product mix, despite lower revenues from investments in securities.

Provisions for loan losses for the quarter rose to Ps.2,534 million, representing increases of Ps.1,454 million, or 134.6%, YoY and Ps.540 million, or 27.1%, on a sequential basis. Excluding the Ps.1,067 million reversal of provisions for loan losses in 3Q11, provisions for loan losses would have increased by Ps.387 million, or 18%, during the period.

The NPL ratio as of 3Q12 declined to 1.6%, from 2.2% in 3Q11, and remained relatively unchanged from 1.5% in 2Q12.

The coverage ratio for 3Q12 declined to 205.4%, from 224.1% reported in 2Q12, but increased from 162.5% in 3Q11 as a result of higher non-performing loans but in line with our loan growth.

3Q. 12 | EARNINGS REPORT | 4

Net commissions and fee income for 3Q12 amounted to Ps.3,065 million, a YoY increase of 14.4%, or Ps.385 million and 8.1%, or Ps.229 million, higher on a sequential basis. The sequential increase is principally due to higher insurance, credit cards, and public offering fees.

Net gains from financial assets and liabilities income in 3Q12 increased to Ps.921 million, compared with Ps.29 million in 3Q11 and Ps.106 million in the 2Q12. Gains from financial assets and liabilities income in 3Q12 is mainly explained by the Ps.408 million valuation gain principally resulting from debt instruments, and a trading gain of Ps.513 million in 3Q12.

For 9M12, gains from financial assets and liabilities income increased to Ps.1,781 million, an 89.7% increase from 9M12 levels.

Other net income in 3Q12 declined to Ps.88 million, from Ps.266 million in 3Q11 and Ps.2,005 million in 2Q12. 2Q12 figures include an extraordinary gain of Ps.1,730 million derived from the sale of branches.

Administrative and promotional expenses as of 3Q12 amounted to Ps.5,179 million, that is Ps.549 million or 11.9% higher than in the 3Q11 and Ps.620 million or 13.6% higher than the amount reported in the 2Q12. The increase is mainly related to personnel and administrative expenses as a consequence of the growth in the business.

Other operating income in 3Q12, totaled Ps.4,943 million, representing a YoY increase of Ps.207 million, or 4.4%. On a sequential basis, other operating income decreased by Ps.1,845 million or 27.2% versus 2Q12. The above includes the effect of the extraordinary income obtained in the 2Q12, from the sale of the branches.

Net income as of 9M12 amounted to Ps.14,513 million, which is a Ps.3,572 million or 32.6% increase versus the Ps.10,941 million obtained in 9M11. Excluding extraordinary incomes, the net income for 9M12 increased Ps.3,107 million, or 30.5%, to Ps.13,301 million. This compares with Ps.10,194 million in 9M11.

These results reflect mainly the combined effect of the following:

▪	19.5%, or Ps.4,086 million, in the net interest income of Ps.20,995 million in 9M11 to Ps.25,081 million in the net interest income, basically explained by the increase in the loan portfolio;
▪
14.6%, or Ps.1,128 million in net commissions and fee income, versus the Ps.7,736 million in 9M11 to Ps.8,864 million in 9M12, principally explained by fee income increase in insurance, management of account and technical assistance and public offers;

▪	89.7%, or Ps.842 millions, in net gain from financial assets and liabilities of Ps.939 million in 9M11 to Ps.1,781 million in 9M12; and
▪	259.8%, or Ps.1,995 million in other operating income of Ps.768 million in 9M11 to Ps.2,763 million in 9M12, explained by the Ps.1,730 million sale of the branches made in the 2Q12.

These positive results were partially offset by:

▪
Growth in loans provisions for loan losses for Ps.1,981 million, or 43.9%, mainly due to the growth in the loan portfolio as well as the reversal of provisions for loan losses of Ps.1,067 million in 3Q11; and

▪	Ps.1,324 million or 10.3% increase in administrative and promotional expenses of Ps.12,890 million in 9M11, to Ps.14,214 million in 9M12, mainly explained by the 12.9% increase in personnel expenses.

Furthermore, as of 9M12 current and deferred income taxes increased by Ps.703 million or 26.9%, reaching Ps.3,319 million compared with the same period last year.

3Q. 12 | EARNINGS REPORT | 5

Net Interest Income

Grupo Financiero Santander México Net Interest Income
Millions of Mexican Pesos				% Change				% Change
	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	12/11
Interest income
Funds Available	662	711	662	(6.9)	0.0	2,107	1,920	9.7
Margin accounts	11	14	43	(21.4)	(74.4)	53	138	(61.6)
Interest from investment in securities	2,823	3,433	2,909	(17.8)	(3.0)	9,382	8,534	9.9
Loan portfolio – excluding credit cards	7,399	7,083	6,332	4.5	16.9	21,263	16,978	25.2
Credit card loan portfolio	2,141	1,975	1,654	8.4	29.4	5,943	4,803	23.7
Loan origination fees	151	159	170	(5.0)	(11.2)	482	440	9.5
Sale and repurchase agreements	686	455	451	50.8	52.1	1,899	959	98.0
Interest Income	13,873	13,830	12,221	0.3	13.5	41,129	33,772	21.8

Interest expense and similar charges
Customer deposits – Demand deposits	(595)	(565)	(392)	(5.3)	(51.8)	(1,656)	(1,035)	(60.0)
Customer deposits – Time deposits	(1,398)	(1,368)	(1,601)	(2.2)	12.7	(4,134)	(4,100)	(0.8)
Credit instruments issued	(304)	(296)	(235)	(2.7)	(29.4)	(896)	(592)	(51.4)
Interbank loans	(244)	(150)	(199)	(62.7)	(22.6)	(527)	(598)	11.9
Sale and repurchase agreements	(2,750)	(3,057)	(2,323)	10.0	(18.4)	(8,835)	(6,452)	(36.9)
Interest Expense	(5,291)	(5,436)	(4,750)	2.7	(11.4)	(16,048)	(12,777)	(25.6)

Net Interest Income	8,582	8,394	7,471	3.0	2.1	25,081	20,995	19.5

Net interest income in 3Q12 amounted to Ps.8,582 million, representing QoQ and YoY increases of 2.2%, Ps.188 million, and 14.9%, or Ps.1,111 million, respectively. During 9M12, net interest income rose 19.5%, or Ps.4,086 million, to Ps.25,081 million, from Ps.20,995 million in 9M11. This is principally explained by an increase in interest income on the loan portfolio.

The YoY increase in net interest income is explained by the combined effect of the Ps.1,652 million increase in interest income, from Ps.12,221 million in 3Q11 to Ps$13,873 million in 3Q12, and a Ps.541 million increase in interest expense, from Ps.4,750 million in 3Q11 to Ps. 5,291 million in 3T12. This was the result of a Ps.71,262 million increase in average interest-earnings assets, together with an 11 basis points increase in the average interest rate gained. Average interest-bearing liabilities rose Ps.43,376 million, presenting a 9 basis points increase in the average interest rate paid.

The sequential increase in net interest income is explained by the combined effect of the Ps.43 million increase in interest income, from Ps.13,830 million in 2Q12 to Ps.13,873 million in 3Q12, and a Ps.145 million decline in interest expense, from Ps.5,436 million in 2Q12 to Ps.5,291 million in 3Q12. This is explained by the Ps.16,332 million decline in average-earnings assets, together with a 23 basis points increase in the average interest rate earned, combined with a Ps.16,622 million decline in interest-bearing liabilities, together with a 1 basis point increase in the average interest rate paid.

The increase in net interest income in the nine month period, is explained by the combined effect of the Ps.7,357 million increase in interest income, from Ps.33,772 million in 9M11 to Ps.41,129 million in 9M12, and a Ps.3,271 million increase in interest expense, from Ps. 12,776 million in 9M11 to Ps.16,048 million in 9M12. This is explained by the Ps.127,964 million decline in average-earnings assets, together with a 12 basis points

3Q. 12 | EARNINGS REPORT | 6

decline in the average interest rate earned, combined with a Ps.90,248 million decline in average interest-bearing liabilities, together with an 18 basis point increase in the average interest rate paid.

Interest Income

Interest income was Ps.13,830 million in 2Q12 and Ps.13,873 million in 3Q12. This is explained by the combined increase of Ps.482 million in the loan portfolio and Ps.231 million from the increase in sale and repurchase agreements, negatively impacted by lower interest income on investment in securities for Ps.610 million resulting from the decline of Ps.50,559 million in the average balance of investments in securities.

Interest income increased YoY by 13.5%, or Ps.1,652 million, from Ps.12,221 million in 3Q11 to Ps.13,873 million in 3Q12, principally resulting from the increase in interest income on our loan portfolio of Ps.1,554 million.

The breakdown of interest income for 3Q12 is as follows: loan portfolio 66.9%, investment in securities 20.3%, and 9.8% in other items.

The average interest gain on interest-earning assets increased in 3Q12 to 8.36%, representing an 11 basis points increase from 8.25% in 3Q11 and a 23 basis point growth compared with 8.13% in 2Q12.

3Q12 interest-earning assets decreased by Ps.16,332 million, or 2.4%, mainly driven by: a decline in lower investments in securities of PS.50,559 million, from Ps.254,393 million in 2Q12 to Ps.203,384 million in 3Q12.

9M12 average interest-earning assets increased by 23.5%, or Ps.127,964 million, to Ps.671,752 million, compared with Ps.543,788 million in 9M11.

9M12 interest income increased by Ps.7,357 million, or 21.78%, to Ps.41,129 million, compared with Ps.33,772 in 9M11.

The evolution of the loan portfolio continues to show positive trends, the diversification among all segments, and growth in all core businesses.

Loan Portfolio Composition

3Q. 12 | EARNINGS REPORT | 7

Loan Portfolio

The total loan portfolio rose YoY by 10.7%, or Ps.33,254 million, to Ps.343,383 million as of 3Q12. On a sequential basis, the total loan portfolio increased 1.3%, or Ps.4,478 million. During the quarter, Santander México continued to experience loan growth across all core segments and products.

Grupo Financiero Santander México Loan Portfolio Breakdown
Millions of Mexican Pesos

	3Q12%		2Q12%		3Q11%
Commercial	176,564	51.4%	176,938	52.2%	165,468	53.4%
Government	35,121	10.2%	35,554	10.5%	31,997	10.3%
Consumer	59,996	17.5%	57,043	16.8%	47,101	15.2%
Credit cards	34,208	10.0%	32,053	9.5%	26,692	8.6%
Other	25,788	7.5%	24,990	7.4%	20,409	6.6%
Mortgages	66,172	19.3%	64,417	19.0%	58,853	19.0%
Total Performing Loan	337,853	98.4%	333,952	98.5%	303,419	97.8%

Commercial	1,402	0.4%	1,313	0.4%	1,840	0.6%
Government	0	0.0%	0	0.0%	1,393	0.4%
Consumer	2,053	0.6%	1,709	0.5%	1,232	0.4%
Credit cards	1,055	0.3%	948	0.3%	724	0.2%
Other	998	0.3%	761	0.2%	508	0.2%
Mortgages	2,075	0.6%	1,931	0.6%	2,245	0.7%
Total Non-Performing Loan	5,530	1.6%	4,953	1.6%	6,710	2.2%

Total Loan Portfolio	343,383	100.0%	338,905	100.0%	310,129	100.0%

3Q. 12 | EARNINGS REPORT | 8

The Commercial Portfolio, is composed of loans to business and commercial enterprises, as well as loans to government entities and financial institutions, and represents 62.1% of the total performing loans portfolio. Excluding loans to government, the commercial portfolio accounted for 51.8% of the total performing loans portfolio as of 3Q12 and increased 6.4% YoY, principally reflecting the 78.4% and 11.5% increase in SMEs and middle market, respectively. On a sequential basis, and excluding loans to government, the commercial portfolio declined 0.2%, principally supported by the performance of SMEs and middle market during the quarter, which increased 16.9% and 0.4%, respectively. Growth in these segments principally reflects Santander México’s focus on supporting the develpoment of SMEs and therefore the growth of the country.

The Individual Loan Portfolio, composed of mortgages, credit card and consumer loans, represents 37.9% of the total  loan portfolio. Credit cards, consumer and mortgages loans represent 10.3%, 7.8%, and 19.9% of the total loan portfolio, respectively, and increased YoY by 28.6%, 28.1%, and 11.7%, respectively. This quarter credit card loans increased 6.9% sequentially, reversing a previously reported downward trend in credit card loans. Our mortgage loans strategy remains focused on targeting the middle market segment and residential. Our strategy for consumer loans aims to support families, and loans to this client segment increased 4.1% QoQ. Overall growth in the consumer loan portfolio this quarter was principally driven by the efforts and outstanding results achieved by our commercial teams throughout our branch network, and the progression of our multichannel strategy, which helped drive a 48% YoY increase in consumer loan origination.

Interest Expense

Interest expense increased 11.4%, or Ps.541 million, to Ps.5,291 million in 3Q12, compared with Ps.4,750 million in 3Q11, principally explained by the Ps.427 million increase in interest paid on sale and repurchase agreements due to higher volume. On a sequential basis, interest expense fell Ps.145 million, mainly reflecting a decrease in the average balance of sale and repurchase agreements.

In 9M12 interest expense was Ps.16,048 million, a Ps.3,272 million increase, compared with Ps.12,777 million  recorded in 9M11.

The Ps.5,291 million in interest expenses paid in 3Q12, is broken down as follows: sale and repurchase agreements 52%, term deposits 26.4%, demand deposits 11.2%, credit instruments issued 5.7%, and interbank loans 4.7%.

3Q. 12 | EARNINGS REPORT | 9

Total deposits at the end of 3Q12 amounted to Ps.336,289 million, or 9.2% higher than the corresponding figure at quarter-end 3Q11. Santander México continues to implement its strategy of enhancing customer service, in accordance with the needs of each segment. This strategy has allowed us to increase demand deposits from both individuals and corporates. As of 3Q12, demand deposits reached Ps.194,351 million, increasing 16.4% YoY, and declining 5.0% on a sequential basis. Total term deposits remained stable at Ps.141,938 million YoY, and increased 12.4% compared with 2Q12.

Interest expense on demand deposits amounted to Ps.595 million during 3Q12, representing YoY and sequential increases of 51.8% and 5.3%, respectively, driven by a higher average balance in demand deposits and an increase in the interest rate paid.

Interest paid on term deposits declined 12.7% YoY to Ps.1,398 million. On a sequential basis, interest paid on term deposits increased 2.2% reflecting average volume increase together with an average rate increase.

Asset Quality

Non-performing loans at the end of 3Q12 declined by Ps.1,180 million, or 17.6% YoY, to Ps.5,530 million, but increased on a sequential basis by 11.7%, or Ps.577 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 26.5%, consumer loans 34.5%, and mortgages 39%.

The YoY decrease in non-performing loans, is basically due to a regularization of government non-performing loans, which in 3Q11 accounted for Ps.1,393 million. In addition, a decrease in non-performing commercial and mortgage loans, offset higher non-performing consumer and credit card loans. The sequential increase in non-performing loans is principally due to increases in consumer loans, credit cards loans, and to a lesser extent in mortgage loans.

Grupo Financiero Santander México
Asset Quality
Millions of Pesos
		2012	2011	Change %
	3Q12	2Q12	3Q12	QoQ	YoY
Total Loans	343,383	338,905	310,129	1.32%	10.72
Performing Loans	337,853	333,952	303,419	1.17%	11.35
Non-performing Loans	5,530	4,953	6,710	11.65%	(17.59)

Allowance for loan losses	(11,360)	(11,101)	(10,906)	2.33%	4.16

Non-performing loan ratio	1.61%	1.46%	2.16%	15bps	(55)bps
Coverage ratio	205.4	224.1	162.5	(1,870)bps	4,292bps

3Q. 12 | EARNINGS REPORT | 10

The NPL ratio improved to 1.6% in 3Q12, from 2.2% in 3Q11 and remained essentially unchanged compared with the 1.5% reported in 2Q12, reflecting our strict monitoring and portfolio quality assessment processes, which allows the adjustment of loan origination through approval policies in accordance with the performance of the loan portfolio. The coverage ratio for the quarter increased to 205.4%, from 162.5% in 3Q11, but declined from 224.1% in 2Q12. The sequential decrease mainly reflects a nominal increase in non-performing loans resulting from the growth in the loan portfolio.

During 3Q12 allowance for loan losses amounted to Ps.2,534 million, which represented a 27.1% increase compared with 2Q12, principally generated in the mortgage and credit card loan portfolios.

During 9M12, allowances for loan losses increased by 43.9%, or Ps.1,981 million, to Ps.6,496 million compared with the same period last year. This increase is mainly explained by the 10.7% growth in the loan portfolio during the last twelve months, negatively impacted by the reversal of provisions in 3Q11.

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Commission and Fee Income (Net)

Grupo Financiero Santander México Commission and Fee Income
Millions of Mexican Pesos
				% Change				% Change
	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	12/11
Credit and debit cards
Cash management	1,026	926	859	10.8	19.4	2,816	2,430	15.9
Collection and payment services	176	179	159	(1.7)	10.7	530	418	26.8
Insurance	347	365	291	(4.9)	19.2	1,083	949	14.1
Investment fund management	783	737	593	6.2	32.0	2,193	1,656	32.4
Financial advisory services	461	465	483	(0.9)	(4.6)	1,386	1,413	(1.9)
Capital markets and securities activities	430	244	318	76.2	35.2	1,064	963	10.5
Checks	151	162	147	(6.8)	2.7	468	412	13.6
Foreign trade	86	89	96	(3.4)	(10.4)	265	288	(8.0)
Other commissions and fees	126	144	96	(12.5)	31.3	397	367	8.2
Total	197	195	173	1.0	13.9	589	507	16.2
	3,783	3,506	3,215	7.9	17.7	10,791	9,403	14.8
Fee and Commission Expenses
Credit and debit cards
Insurance	(377)	(375)	(282)	(0.5)	(33.7)	(1,039)	(723)	(43.7)
Investment fund management	(22)	(23)	(16)	4.3	(37.5)	(64)	(48)	(33.3)
Capital markets and securities activities	(28)	(27)	(26)	(3.7)	(7.7)	(79)	(74)	(6.8)
Checks	(46)	(40)	(30)	(15.0)	(53.3)	(121)	(104)	(16.3)
Financial advisory services	(9)	(9)	(10)	0.0	10.0	(27)	(32)	15.6
Other commissions and fees	(11)	(1)	(1)	(1,000.0)	(1,000.0)	(22)	(207)	89.4
Total	(225)	(195)	(170)	(15.4)	(32.4)	(575)	(479)	(20.0)
	(718)	(670)	(535)	(7.2)	(34.2)	(1,927)	(1,667)	(15.6)
Commission and Fee Income, net
Credit and debit cards	3,065	2,836	2,680	8.1	14.4	8,864	7,736	14.6

In 3Q12 net commission and fee income amounted to Ps.3,065 million, representing a YoY increase of 14.4%, or Ps.385 million. The improvement compared to 3Q11 principally reflects the following YoY increases: 19.2%, or Ps.56 million, in credit and debit card fees; 31.9%, or Ps.184 million, in insurance fees; and 32.2%, or Ps.102 million, in financial advisory services.

Compared to 2Q12, net commission and fee income rose 8.1%, or Ps.229 million, mainly reflecting the

3Q. 12 | EARNINGS REPORT | 12

following sequential increases: 17.8%, or Ps.98 million, in credit card fees; 72.4%, or Ps.176 million, in financial advisory services fees primarily related to public debt and equity offerings; and 6.6%, or Ps.47 million, in insurance fees mainly reflecting growth of “Autocompara”.

During 9M12, net commission and fee income increased 14.6% YoY, or Ps.1,128 million, to Ps.8,864 million.

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México Net gain (loss) on financial assets and liabilities Millions of Mexican Pesos
				% Change				% Change
	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	12/11
Valuation
Foreign currencies	(110)	15	89	(833.3)	(223.6)	(81)	79	(202.5)
Derivatives	(9)	(542)	646	98.3	(101.4)	(3)	(3,221)	99.9
Shares	1	221	(1,134)	(99.5)	100.1	113	(2,479)	104.6
Debt instruments	526	435	550	20.9	(4.4)	1,026	439	133.7
Subtotal	408	129	151	216.3	170.2	1,055	(5,182)	120.4

Trading
Foreign currencies	191	659	204	(71.0)	(6.4)	529	932	(43.2)
Derivatives	338	(1,017)	1,013	133.2	(66.6)	(311)	5,738	(105.4)
Shares	135	274	(786)	(50.7)	117.2	722	(304)	337.5
Debt instruments	(151)	61	(553)	(347.5)	72.7	(214)	(245)	12.7
Subtotal	513	(23)	(122)	2,330.4	520.5	726	6,121	(88.1)

Total	921	106	29	768.9	3,075.9	1,781	939	89.7

In 3Q12, Santander México recorded a net gain on financial assets and liabilities of Ps.921 million, compared with Ps.29 million in 3Q11 and Ps.106 million in the 2Q12. Net gain on financial assets and liabilities in 3Q12 is mainly explained by a valuation gain of Ps.408 million principally related to debt instruments held, and trading gains of Ps.513 million in 3Q12.

Net gain on financial assets and liabilities in 3Q11 is principally the result of a Ps.151 million valuation gain, despite equity valuation losses. This was partially offset by a trading loss of Ps.122 million, as equity and debt instrument trading losses exceeded the gain from derivative instruments.

In 2Q12, a Ps.129 million valuation gain, resulting mainly from equity positions was partially offset by a of Ps.23 million trading loss, explained by a derivative trading loss.

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Other Operating Income (Expense)

Grupo Financiero Santander México Other Operating Income (Expense)
Millions of Mexican Pesos				% Change				% Change
	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	12/11

Recoveries of loans previously charged-off	467	457	392	2.1	19.1	1,365	1,118	22.1
Income from sale of fixed assets	1	1,730	0	(100.0)	0.0	1,732	0	0.0
Allowance for loan losses released	0	0	0	0.0	0.0	378	0	0.0
Cancellation of liabilities and reserves	43	64	33	(33.3)	29.3	154	121	27.0
Interest on personnel loans	31	29	27	8.3	16.3	89	81	10.4
Recovered taxes	0	0	15	0.0	(100.0)		15	(100.0)
Foreclosed assets reserve	(7)	(9)	(18)	22.2	61.1	(31)	(25)	(23.6)
Profit from sale of foreclosed assets	44	34	7	29.4	528.6	112	12	836.0
Acquisition of discounted loan portfolio	0	0	0	0.0	0.0	0	112	(100.0)
Technical advisory services	25	32	17	(21.3)	48.2	75	52	44.6
Portfolio recovery legal expenses and costs	(117)	(174)	(91)	32.7	(28.7)	(431)	(331)	(30.3)
Write-offs and bankruptcies	(343)	(160)	(59)	(114.4)	(481.4)	(614)	(269)	(128.3)
Provision for legal and tax contingencies	(97)	(53)	(23)	(83.9)	(323.7)	(199)	(142)	(40.5)
IPAB (indemnity) provisions and payments	(2)	(28)	(3)	91.1	17.0	(33)	(9)	(272.1)
Recoveries of loans previously charged-off	44	83	(31)	(47.0)	241.9	167	33	406.1
Total	88	2,005	266	(95.6)	(67.0)	2,763	768	259.8

In 3Q12 other operating income declined to Ps.88 million, from Ps.266 million in 3Q11 and from Ps.2,005 million in 2Q12, which included an extraordinary gain of Ps.1,731 million derived from the sale of 220 branches to Fibra Uno. This gain on sale was partially offset by higher write-offs and losses in 3Q12.

During 9M12, other net operating income increased to Ps.2,763 million, compared with Ps.768 million in 9M11.

Administrative and Promotional Expenses

Administrative and promotional expenses consist of personnel such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others

3Q. 12 | EARNINGS REPORT | 14

Grupo Financiero Santander México Administrative and Promotional Expenses
Millions of Mexican Pesos				% Change				% Change
	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	12/11
Salaries and employee benefits	2,172	2,154	1,918	0.8	13.2	6,394	5,664	12.9
Credit card operation	100	12	64	733.3	56.3	177	141	25.5
Professional fees	107	141	209	(24.1)	(48.8)	371	494	(24.9)
Leasehold	339	326	279	4.0	21.5	904	734	23.2
Promotional and advertising expenses	151	110	191	37.3	(20.9)	368	416	(11.5)
Taxes and duties	307	206	229	49.0	34.1	673	675	(0.3)
Technology services (IT)	428	341	360	25.5	18.9	1,169	1,015	15.2
Depreciation and amortization	389	377	376	3.2	3.5	1,147	1,076	6.6
Contributions to bank savings protection system (IPAB)	341	324	325	5.2	4.9	987	902	9.4
Cash protection	147	172	140	(14.5)	5.0	377	370	1.9
Other services and expenses	698	396	539	76.3	29.5	1,647	1,403	17.4

Total Administrative and Promotional Expenses	5,179	4,559	4,630	13.6	11.9	14,214	12,890	10.3

3Q12 administrative and promotional expenses increased 11.9% YoY to Ps.5,179 million, driven by increases in the following areas: Ps.254 million in salaries and employee benefits, Ps.78 million in taxes and duties, Ps.68 million in technology services, Ps.60 million in leaseholds, and Ps.36 million in credit card operations accompanying the growth in the banking business.

On a sequential basis, administrative and promotional expenses rose 13.6%, principally due to the following variances: Ps.18 million in salaries and employee benefits, Ps.88 million in credit card operation, Ps.13 million in leaseholds, and Ps.87 million in technology services.

In 9M12, administrative and promotional expenses increased 10.3% to Ps.14,214 million compared with 9M11.

The efficiency ratio under CNBV standards for 3Q12 was 36.9%, this compares to the corresponding figures of 42.4% and 35% reported in 3Q11 and 2Q12, respectively. For 9M12 the efficiency ratio was 36.9%.

The recurrence ratio in 3Q12 was 67.8%, improving from 65.5% in 3Q11 and slightly decreasing versus 70.1% in 2Q12.

Current and Deferred Taxes

Current and deferred income taxes in 3Q12 amounted to Ps.746 million, 7.7% YoY and 50.9% higher QoQ. During 9M12, current and differed income taxes amounted to Ps.3,319 million, representing a 26.9% increase against 9M12.

3Q. 12 | EARNINGS REPORT | 15

Capitalization and ROAE

Grupo Financiero Santander México
Capitalization Millions of Mexican Pesos
	3Q12	2Q12	3Q11
Tier 1	73,570	73,579	68,417
Tier 2	1,538	1,529	1,466
Total Capital	75,108	75,108	69,884

Risk-Weighted Assets
Credit Risk	313,707	307,413	275,589
Credit, Market, and Operational Risk	519,647	513,305	490,840

Credit Risk Ratios:
Tier 1 (%)	23.4	23.9	24.8
Tier 2(%)	0.5	0.5	0.5
Capitalization Ratio (%)	23.9	24.4	25.4

Total Capital Ratios:
Tier 1(%)	14.2	14.3	13.9
Tier 2 (%)	0.3	0.3	0.3
Capitalization Ratio (%)	14.5	14.6	14.2

Banco Santander México’s capital ratio was 14.45% in 3Q12, above the corresponding figures of 14.23% and below 14.63%, in 3Q11 and 2Q12, respectively. The capital ratio reflelcts the impact of the Ps.7.3 billion cash dividend paid during the quarter. The core capital ratio amounted to 14.2% in 3Q12, compared with 13.9% in 3Q11 and 14.3% in 2Q12.

As of June 2012, Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated July 2012, which is the most recently available analysis.

ROAE in 3Q12 was 21.1%, an increase of 421 bps from the 16.9% reported in 3Q11, and 130 bps below the 22.4% in 2Q12. This sequential decrease reflects the extraordinary gain from the sale of 220 branches in 2Q12. Normalized ROAE in 3Q12 was 19.4%, a 353 bps increase from 15.8% in 3Q11.

RELEVANT EVENTS

Santander Concludes Public Offering
In September 2012, Santander México successfully closed the secondary public offering of 24.9% of its capital stock. A total of approximately 1.7 billion Series B shares were sold at Ps.31,25 pesos per share, or 12.18 dollars per ADS, valuing Santander México at 16.5 billion dollars and making it the biggest offer of shares in Mexico to date and the second largest offering in the U.S. thus far this year. Of total shares sold, 81% were placed in the United States and in other countries outside of Mexico, and 19% were placed in Mexico.

Dividend Payment
On September 13, 2012 Santander México paid a cash dividend for the total amount of Ps.7.3 billion, of which the Ps.3.0 billion payment was declared at a General Ordinary Stockholders’ meeting held on May 14th, 2012,

3Q. 12 | EARNINGS REPORT | 16

resulting in a dividend per share of Ps.0.44206092314. Additionally, the payment of Ps.4.3 billion was declared at a General Ordinary Stockholders’ meeting held on August 13th, 2012, resulting in a dividend per share of Ps. 0.6336206565.

Agreements approved at the General Extraordinary Stockholders’ Meeting
At the General Extraordinary Stockholders’ meeting that took place on August 13th 2012, shareholders approved the change in the Company’s legal name to adopt the one currently held (Grupo Financiero Santander México, S.A.B. de C.V.).

Incentive Plan
In July 2012, our Board approved, previous recommendation of the Compensation Committee, a stock compensation plan for certain executives who will have the right to receive stock of Grupo financiero Santander Mexico once certain criteria has been met.
This stock option compensation plan is expected to benefit approximately 300 high-level executives of Banco Santander Mexico, Casa de Bolsa Santander, Gestión Santander and the Sofomes fully-owned by Banco Santander México. The establishment of this plan will have a cost os Ps.418.7 million.

CREDIT RATINGS

Banco Santander (México)
Ratings
	Standard & Poor´s	Moody´s	Fitch Ratings
Global Scale
Foreign Currency
Long Term	BBB	Baa1	BBB+ **
Short Term	A-2	P-2	F2

Local Currency
Long Term	BBB	A3	BBB+ **
Short Term	A-2	P-2	F2

National Scale
Long Term	mxAAA	Aaa.mx	AAA(mex)
Short Term	mxA-1+	Mx-1	F1+(mex)

Deposit Certificates
Long Term	BBB
Short Term	A-3

Autonomous Credit Profile (SACP)	bbb+	-	-
Rating viability (VR)	-	-	bbb+
Support	-	-	2
Financial Strength	-	C-	-
Outlook	Stable	Stable	Stable

Last publication:	11-Jul-12	28-Jun-12	13-Jun-12

** Negative Outlook

3Q. 12 | EARNINGS REPORT | 17

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global Scale
National Scale
Long Term	A3	_
Short Term	Prime-2	_

National Scale
Long Term	Aaa.mx	AAA.mx
Short Term	Mx-1	F1+mx

Outlook	Stable	Stable

3Q EARNINGS CALL DIAL-IN INFORMATION

Date – Friday, October 26, 2012
Time – 8:00 AM (MCT); 9:00 AM (US ET)
Dial-in Numbers – 1-480-629-9664 México and International; 1-877-941-1427 US and Canada
Access Code – 4570856
Webcast – https://viavid.webcasts.com/starthere.jsp?ei=1009721
Replay – Starting: Friday, October 26, 2012 at 11:00 AM (MCT); 12:00 PM (US ET). Ending: Friday, November 2, 2012 at 11:00 PM (MCT); 12:00 AM (US ET).

About Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX BMV: SANMEX)
Grupo Financiero Santander México, S.A.B. de C.V., one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory, and other related investment activities. Santander México offers a financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2012, Santander Mexico had total assets of Ps.771.4 million under Mexican Banking GAAP and more than 9.7 million customers. Headquartered in Mexico City, Santander Mexico operates 1,123 branches located throughout Mexico and has a total of 12,766 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director – Audit

3Q. 12 | EARNINGS REPORT | 18

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is PPs.13.40840.

INVESTOR RELATIONS CONTACT

Ana Luisa González
+ 52 (55) 5269 2845
investor@santander.com.mx

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this reports and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in the “Risk Factors” section of our Registration Statement on Form F-1 (File No. 333-183409). The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this reports is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

3Q. 12 | EARNINGS REPORT | 19

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/inf_financiera/inf_trimestral.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

3Q. 12 | EARNINGS REPORT | 20

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of pesos
			2012				2011
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Cash and due from banks	91,763	96,468	75,446	84,862	90,504	104,679	93,450

Margin accounts	3,053	3,825	3,604	7,910	8,544	8,261	7,719

Investment in securities	202,967	263,697	270,275	222,641	231,358	237,578	207,456
Trading securities	142,939	203,958	203,413	156,319	180,087	185,997	147,642
Securities available for sale	54,996	54,764	61,944	61,461	46,467	46,831	55,119
Securities held to maturity	5,032	4,975	4,918	4,861	4,804	4,750	4,695

Debtors under sale and repurchase agreements	4,458	4,827	4,484	3,478	25,515	7,262	6,655

Derivatives	89,389	87,857	71,991	85,978	110,516	79,999	70,483
Trading purposes	88,945	87,286	71,276	85,081	109,441	78,500	69,329
Hedging purposes	444	571	715	897	1,075	1,499	1,154

Valuation adjustment for hedged financial assets	240	220	139	122	141	86	(12)

Performing loan portfolio
Commercial loans	211,685	212,492	198,276	197,772	197,465	183,059	175,304
Commercial or business activity	175,945	176,332	163,630	162,419	162,162	148,546	152,482
Financial entities loans	619	606	1,934	1,975	3,306	4,542	4,043
Government entities loans	35,121	35,554	32,712	33,378	31,997	29,971	18,779
Consumer loans	59,996	57,043	52,857	49,342	47,101	43,683	40,242
Mortage loans	66,172	64,417	62,559	61,243	58,853	56,954	36,124
Total performing loan portafolio	337,853	333,952	313,692	308,357	303,419	283,696	251,670

Nonperforming loan portafolio
Commercial loans	1,402	1,313	1,135	1,928	3,233	1,758	1,752
Commercial or business activity	1,402	1,313	1,135	1,926	1,840	1,758	1,752
Government entities loans	0	0	0	2	1,393	0	0
Consumer loans	2,053	1,709	1,255	1,270	1,232	1,321	1,131
Mortage loans	2,075	1,931	1,982	2,118	2,245	3,690	569
Total nonperforming portafolio	5,530	4,953	4,372	5,316	6,710	6,769	3,452
Total loan portafolio	343,383	338,905	318,064	313,673	310,129	290,465	255,122

Allowance for loan losses	(11,360)	(11,101)	(10,875)	(11,191)	(10,906)	(12,892)	(10,449)
Loan portafolio (net)	332,023	327,804	307,189	302,482	299,223	277,573	244,673
Other receivables (net)	30,231	36,483	32,310	13,649	21,958	20,771	31,710
Foreclosed assets (net)	172	196	220	253	290	305	155
Property, furniture and fixtures (net)	3,770	3,780	5,439	5,592	5,166	5,238	5,340
Long-term investment in shares	218	203	251	234	218	206	226
Deferred taxes (net)	9,155	8,425	8,255	8,063	8,735	8,722	7,687
Deferred charges, advance payments and intangibles	3,693	3,793	4,148	3,722	3,893	3,944	2,278
Other assets	290	221	197	190	320	305	299
Discontinued operations	0	0	0	0	10,511	10,702	9,817

Total assets	771,422	837,799	783,948	739,176	816,892	765,631	687,936

3Q. 12 | EARNINGS REPORT | 21

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of pesos
			2012				2011
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	358,606	352,753	346,605	330,870	328,327	316,729	286,455
Demand deposits	194,351	204,606	187,787	178,065	166,923	155,932	151,450
Time deposits – General Public	120,034	117,184	122,816	114,720	122,130	110,968	106,774
Time deposits – Money market	21,904	9,085	14,507	16,409	18,823	32,745	11,405
	0	0	0	0	0	0	0
Credit instruments issued	22,317	21,878	21,495	21,676	20,451	17,084	16,826

Bank and other loans	34,338	24,804	21,372	19,554	36,158	23,627	17,726
Demand loans	5,916	6,851	5,949	2,371	20,326	10,293	7,308
Short-term loans	26,092	15,704	13,278	15,156	13,772	11,187	8,310
Long-term loans	2,330	2,249	2,145	2,027	2,060	2,147	2,108

Creditors under sale and repurchase agreements	106,306	168,227	189,299	120,590	157,221	162,609	129,442

Collateral sold or pledged as guarantee	17,972	18,766	14,104	15,478	17,896	15,820	24,246
Securities loans	17,972	18,766	14,104	15,478	17,896	15,820	24,246

Derivatives	86,613	87,960	70,292	90,649	114,399	78,362	65,948
Trading purposes	85,209	86,233	69,266	88,148	111,929	78,198	65,861
Hedging purposes	1,404	1,727	1,026	2,501	2,470	164	87

Other payables	71,702	88,648	47,647	72,493	63,114	72,706	69,844
Income taxes payable	767	335	910	507	779	928	7
Employee profit sharing payable	117	83	62	153	6	5	40
Creditors from settlement of transactions	47,308	52,492	24,013	28,579	28,744	47,883	50,194
Sundry creditors and other payables	23,510	35,738	22,662	43,254	33,585	23,890	19,603

Deferred revenues	1,091	1,096	1,385	1,062	1,135	1,160	1,534

Discontinued operations	0	0	0	0	8,496	8,872	8,142

Total liabilities	676,628	742,254	690,704	650,696	726,746	679,885	603,337

Paid in capital	48,195	48,195	48,195	48,195	48,195	48,195	48,195
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,838	11,838	11,838	11,838	11,838	11,838	11,838
Other capital	46,599	47,350	45,049	40,285	41,951	37,551	36,404
Capital reserves	349	349	108	108	108	108	108
Retained earnings	30,619	35,311	38,541	19,828	28,633	28,781	31,276
Result from valuation of securities available for sale, net	727	688	442	465	917	515	314
Result from valuation of cash flow hedge instruments, net	382	690	932	1,188	1,340	1,317	1,242
Net income	14,513	10,298	5,013	18,683	10,941	6,818	3,452
Non-controlling interest	9	14	13	13	12	12	12
Total stockholders´equity	94,794	95,545	93,244	88,480	90,146	85,746	84,599

Total liabilities and stockholders´ equity	771,422	837,799	783,948	739,176	816,892	765,631	687,936

3Q. 12 | EARNINGS REPORT | 22

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of pesos
			2012				2011
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

FOR THIRD PARTIES

Current client account
Client Banks	74	261	147	87	107	78	39
Liquidation of client transactions	350	(2,030)	35	20	(265)	(728)	(798)
Dividends on behalf of clients	0	1	1	0	0	0	1

Custody services
Assets under custody	261,131	198,793	210,076	181,374	190,125	188,854	180,571
Client securities abroad	0	0	1	0	0	0	0

Transactions on behalf of third parties
Sale and repurchase agreements	44,469	55,334	65,577	51,219	53,598	47,040	36,213
Security loans on behalf of clients	1,457	1,826	2,182	602	495	473	398
Collaterals received as guarantee on behalf of clients	19,013	15,690	19,542	21,191	21,686	4,848	5,048
Acquisition of derivatives	294,269	308,411	308,379	1,751,863	1,965,352	1,997,790	2,027,256
Sale of derivatives	579,263	603,162	656,451	2,028,099	2,222,326	2,357,339	2,321,732

Total on behalf of third parties	1,200,026	1,181,447	1,262,390	4,034,455	4,453,424	4,595,694	4,570,459

Proprietary record accounts:

Contingent assets and liabilities	24,053	31,852	31,904	32,133	30,680	41,446	32,532

Credit commitments
Trusts	106,006	106,747	155,407	145,755	142,515	136,825	129,442
Mandates	2,582	1,548	1,532	1,556	1,535	1,510	1,324

Assets in custody or under administration	3,312,634	3,062,735	3,084,880	2,935,454	2,908,619	2,837,534	2,710,653

Credit Commitments	160,790	203,362	157,565	162,528	273,286	256,420	234,036

Collateral received	90,548	52,244	49,931	39,015	63,514	53,891	35,246

Collateral received and sold or pledged as guarantee	66,877	26,708	29,027	18,120	20,208	30,535	3,555

Uncollected interest earned on past due loan portfolio	794	1,092	985	701	1,553	1,441	728

Other accounts	466,076	455,197	429,800	428,839	421,373	375,879	341,734

Subtotal	4,230,360	3,941,485	3,941,031	3,764,101	3,863,283	3,735,481	3,489,250

Total	5,430,386	5,122,932	5,203,421	7,798,556	8,316,707	8,331,175	8,059,709

3Q. 12 | EARNINGS REPORT | 23

These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q. 12 | EARNINGS REPORT | 24

Grupo Financiero Santander México
Consolidated Statement of Income
Millions of pesos
				2012				2011
	9M12	3Q	2Q	1Q	9M11	3Q	2Q	1Q
Interest income	41,129	13,873	13,830	13,426	33,772	12,221	11,389	10,162
Interest expense	(16,048)	(5,291)	(5,436)	(5,321)	(12,777)	(4,750)	(4,395)	(3,632)
Financial margin	25,081	8,582	8,394	8,105	20,995	7,471	6,994	6,530

Allowance for loan losses	(6,496)	(2,534)	(1,994)	(1,968)	(4,515)	(1,080)	(1,963)	(1,472)
Financial margin after allowance for loan losses	18,585	6,048	6,400	6,137	16,480	6,391	5,031	5,058

Commision and fee income	10,791	3,783	3,506	3,502	9,403	3,215	3,021	3,167
Commision and fee expense	(1,927)	(718)	(670)	(539)	(1,667)	(535)	(531)	(601)
Net gain /(loss) on financial assets and liabilities	1,781	921	106	754	939	29	546	364
Othe operating income / (loss)	2,763	88	2,005	670	768	266	281	221
Administrative and promotional expenses	(14,214)	(5,179)	(4,559)	(4,476)	(12,890)	(4,630)	(4,312)	(3,948)
Total operating income	17,779	4,943	6,788	6,048	13,033	4,736	4,036	4,261

Equity in results of subsidiaries and associated companies	54	18	17	19	53	13	18	22

Income from continuing operations before income taxes	17,833	4,961	6,805	6,067	13,086	4,749	4,054	4,283

Current income taxes	(4,179)	(1,360)	(1,695)	(1,124)	(5,665)	(603)	(2,004)	(3,058)
Deferred income taxes	860	614	176	70	3,049	(205)	1,156	2,098

Income from continuing operations	14,514	4,215	5,286	5,013	10,470	3,941	3,206	3,323

Discontinued operations	0	0	0	0	474	184	161	129

Consolidated net income	14,514	4,215	5,286	5,013	10,944	4,125	3,367	3,452

Non-controlling interest	(1)	0	(1)	0	(3)	(2)	(1)	0

Net income	14,513	4,215	5,285	5,013	10,941	4,123	3,366	3,452

These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q. 12 | EARNINGS REPORT | 25

Grupo Financiero Santander México
Consolidated Statements of Changes in Stockholders’ Equity
From January 1st to September 30, 2012
Millions of pesos

	Paid-in Capital		Other Capital
CONCEPT	Capital Stock	Additional Paid-In Capital	Capital Reserves	Retained Earnings	Surplus (deficit) from valuation of securities available for sale	Surplus (Deficit) from the valuation of cash flow hedge securities	Net income (loss)	Minority Interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2011	36,357	11,838	108	19,828	465	1,188	18,682	13	88,479
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of Net income (loss) to Retained Earnings			241	18,441			(18,682)		0
Payment of Dividends				(7,300)					(7,300)
TOTAL	0	0	241	11,141	0	0	(18,682)	0	(7,300)

MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME

Surplus (deficit) from valuation of securities available for sale					262				262
Surplus (deficit) from valuation ofcash flow hedge securities						(806)			(806)
Repurchase of own shares		(419)							(419)
Recoveries on loan reserves previously applied to prior year results				45					45
Equity effect of investment in subsidiaries and associated companies				24					24
Net Income (Loss)							14,513		14,513
Minority Interest								(4)	(4)

TOTAL	0	(419)	0	69	262	(806)	14,513	(4)	13,615

BALANCE AS OF SEPTEMBER 30, 2012	36,357	11,419	349	31,038	727	382	14,513	9	94,794

3Q. 12 | EARNINGS REPORT | 26

These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q. 12 | EARNINGS REPORT | 27

Grupo Financiero Santander
Consolidated Statement of Cash Flows
From January 1st to September 30, 2012
Millions of pesos

OPERATING ACTIVITIES
Net Result		14,513
Adjustments due to items not requiring resources
Result from valuation related to investment or financing activities	679
Equity in results of subsidiaries and associated companies	(54)
Depreciation of properties, furniture and equipment	473
Amortization of intangible assets	674
Provision for impairment in foreclosed assets	30
Income tax, current and deferred	3,319	5,121
		19,634

CHANGES IN OPERATING ACCOUNTS
Change in margin accounts		4,856
Change in Securities		20,047
Changes in Debit balances under repurchase and resale agreements (Reporto)		(980)
Changes in Derivatives (Asset)		(4,679)
Changes in Loans portfolio		(29,541)
Changes in Foreclosed assets		51
Changes in Other operating assets		(18,038)
Changes in Savings		27,737
Changes in Interbank loans and from other entities		14,786
Changes in Credit balances under repurchase and sale agreements (Reporto)		(14,284)
Changes in sold or pledged guarantees		2,494
Changes in Derivatives (Liabilities))		(4,036)
Changes in other operating liabilities		11,979
Income tax payments		(3,918)
Net resources generated by operating activities		26,108

INVESTING ACTIVITIES
Sale of Properties, furniture and equipment		2,936
Purchases of properties, furniture and equipment		(187)
Investments in subsidiaries and associated companies		(8)
Collection of cash dividends		77
Purchases of intangible assets		(612)
Net resources generated by investing activities		2,206

FINANCING ACTIVITIES
Payments derived from repurchase of own shares		(419)
Payment of dividends		(18,650)
Recoveries of reserves applied to results from previous years		45

Net resources generated by financing activities		(19,024)

Net decrease in funds available		9,290

Adjustments to cash flow due to exchange variations		(2,389)

Funds available at beginning of year		84,862
Funds available at the end of the year		91,763

3Q. 12 | EARNINGS REPORT | 1

These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q. 12 | EARNINGS REPORT | 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Balance Sheet and Income Statement by segment

▪	Annex 1. Loan portafolio rating

▪	Annex 2. Financial Ratios

▪	Notes to Consolidated Financial Statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/inf_financiera/inf_trimestral.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

3Q. 12 | EARNINGS REPORT | 3

Significant accounting policies

The significant accounting policies applied by the Financial Group are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage Houses and Regulated Multiple Purpose Financing Entities (the “Provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group/Bank shall be in conformity with Mexican Financial Reporting Standards (MFRS or NIF) as promulgated by the Mexican Board of Financial Reporting Standards (CINIF), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions subject to its rules carry out specialized transactions.

Changes in the Accounting Criteria of the Commission

Changes that occurred during 2012

During July 2012, the Federal Official Gazette published certain modifications to the accounting criteria for Credit Institutions modifying the accounting criteria relating to trusts and consolidation of special purpose entities (SPE), which define specific rules regarding the recognition, measurement, presentation and disclosure in the financial statements of trusts and special purpose entities of these institutions, thereby allowing to have transparent and comparable financial information with other countries.

The changes are as follows:

➢
The valuation of the trust patrimony recognized in memorandum accounts shall be effected in accordance with the accounting criteria for credit institutions, except in the case of patrimony of trusts who apply and, where appropriate, obtain and retain registration their securities in the National Securities Registry, in which case, such patrimony shall be valued based on the accounting standards established for such purposes by the Commission applicable to securities issuers and other market participants (International Financial Reporting Standards).

➢	Elimination of accounting treatment of an unconsolidated SPE.
➢
Clarification that the financial statements of the consolidated SPE should be prepared based on the same accounting criteria and, for transactions of the same nature, the same accounting policies of the consolidated entity should be used.

➢
When the SPE use criteria or policies other than those applicable to the consolidated entity, the financial statements of the SPE that are used to carry out the consolidation should be modified to be consistent with those of the entity that consolidates the SPE.

Changes that occurred during 2011

During 2011, the Federal Official Gazette published certain modifications to the accounting criteria for Financial Groups, Credit Institutions, Brokerage Houses and Regulated Multiple Purpose Financing Entities.

The purpose of these changes is to achieve consistency with International Financial Reporting Standards (IFRS), and to provide more complete financial information with improved disclosures. Such changes principally affected investments in securities, derivatives and hedging operations, the credit portfolio, and the presentation of the basic financial statements.

3Q. 12 | EARNINGS REPORT | 4

The most significant effects of these changes are as follows:

➢
The presentation of the income statement is comprehensively restructured for purposes of compliance with MFRS. The headings of "Other products" and "Other expenses" are eliminated and the items which comprise these headings are now presented within the heading of "Other operating income”.

➢
The accounting standard related to the treatment of collateral in derivatives transactions in unrecognized markets (over-the-counter) is clarified. They will be accounted for separately from the margin accounts, and will be recorded in an account receivable or payable, as the case may be.

➢
The valuation of implicit derivatives denominated in foreign currency contained in contracts is not established, when such contracts require payments in a currency that is commonly used to purchase or sell non-financial items in the economic environment in which the transaction is performed (for example, a stable and liquid currency which is commonly used in local transactions or in foreign trade transactions).

➢
In the case of segregable hybrid financial instruments, the host contract and the embedded derivative will be presented separately. Previously, it was established that both should be presented together. Now the embedded derivative should be presented under the heading of "Derivatives".

➢	In convergence with the MFRS, the requirement to incorporate the provision for loan losses in earnings as part of the cash flow statement is eliminated.

Accounting Treatment B-6 “Credit portfolio” of the General provisions applicable to credit institutions, is amended mainly to establish the following:

➢	The treatment for the restructuring and renewal of credits, as well as the respective commissions and costs.
➢	The incorporation of the commissions for credit restructurings as commissions for the initial granting of the credit, which may be deferred during the new term of the restructured credit.
➢	It is also established that the presentation of the commissions collected and paid should be net of their respective costs and expenses.
➢	The requirements which should be followed to consider that there is sustained payment by the borrower.
➢
Any deferred charge which was generated on the acquisition of portfolio should be presented under the heading of "Other assets" and, furthermore, the purchase option at the reduced price should be presented under the heading of "Deferred revenues and other advances", together with any excess originated on the portfolio acquisitions.

➢
On the cancellation date of a credit line, the unamortized balance for commissions collected on the credit lines, which are canceled before the end of the 12 month period will be recognized directly in results of the year under the heading of "Commissions and fee income”.

NIF issued by the CINIF

With the aim of bringing Mexican regulations closer in line with international regulations, during 2011, the Mexican Board of Financial Reporting Standards (CINIF) introduced the following MFRS or NIF, Interpretations to Financial Reporting Standards (INIF) and improvements to the NIF, which go into effect as of January 1, 2012:

•	B-3, Comprehensive income statement
•	B-4, Statement of changes in stockholders' equity
•	C-6, Property, plant and equipment
•	Improvements to Financial Reporting Standards 2012

Some of the principal changes established in such provisions are as follows:

NIF B-3, Comprehensive income statement.- Establishes the option of presenting a) a single statement containing the headings which make up the net profit or loss, as well as the other comprehensive results (ORI) and the equity in the ORI of other entities, and being denominated as the comprehensive income statement or b) two statements: the income statement, which should include only the headings that comprise the net profit or loss and the statement of other comprehensive results, which should be based on the net profit or loss and presented directly after the ORI and the equity in the ORI of other entities. It also establishes that items should not be presented in segregated form as non-ordinary, either in the financial statement or in notes to the financial statements.

3Q. 12 | EARNINGS REPORT | 5

NIF B-4, Statement of changes in stockholders' equity.-Establishes general provisions for the presentation and structuring of the statement of changes in stockholders' equity, such as showing the retrospective adjustments for accounting changes and error corrections which affect the opening balances of each of the headings of stockholders' equity and presenting the comprehensive result in a single heading, detailing all the items which comprise it, as established in NIF B-3.

NIF C-6, Property, plant and equipment.- Establishes the obligation to depreciate components which are representative of an item of property, plant and equipment, apart from depreciating the rest of the item as if it were a single component.

Improvements to the NIF 2012.-The principal improvements which generate accounting changes that should be recognized retrospectively in years beginning as of January 1, 2012 are as follows:

Bulletin B-14, Income per share.-Establishes that the diluted income per share should be calculated and disclosed when the result from continued operations is a loss, regardless of whether a net profit is presented.

NIF C-1, Cash and cash equivalents.- Requires that restricted cash and cash equivalents be presented as short-term in the balance sheet, provided that such restriction runs out within the 12 months following the balance sheet date; if the restriction runs out at a subsequent date, such heading should be presented in long-term assets.
Bulletin C-11, Stockholders' equity.- Eliminates the rule of recording the donations received by an entity as part of contributed stockholders' equity, and they should now be recorded as revenue in the income statement, in accordance with NIF B-3, Income statement.

Bulletin C-15, Impairment in the value of long-lived assets and their disposal.-Eliminates: a) the restriction that an asset should not be in use in order to be classified as intended for sale and b) the reversal of losses from impairment of goodwill. It also establishes that losses from impairment in the value of long-lived assets should be presented in the income statement under the respective line items of costs and expenses, not as other revenues and expenses or as a special item.

NIF D-3, Employee benefits.-Requires that the PTU incurred and deferred be presented in the statement of income under the respective heading of costs and expenses, not the heading of other revenues and expenses.

Furthermore, improvements to the NIF 2012 were issued which do not generate accounting changes and mainly establish further disclosure requirements for key assumptions used in the estimates and in the valuation of assets and liabilities at fair value, which might originate significant adjustments in such values within the following accounting period.

The following accounting pronouncements were issued by the CINIF during the year 2010 and went into effect as of January 1, 2011:

NIF B-5, Financial information by segments- Establishes the management approach to disclose financial information by segments, in contrast to Bulletin B-5 which, although it used a management approach, required that the information to be disclosed should be classified by economic segments, geographical areas or by homogeneous groups of customers; it requires a separate disclosure of interest income, interest expense and liabilities, and information on products, services, geographical areas and principal customers and suppliers.
NIF C-5, Prepaid expenses- Establishes that a basic characteristic of prepaid expenses is that they have not yet transferred to the Company the risks and benefits inherent to the goods and services which it is yet to acquire or receive; and requires that impairment should be recognized when they lose their capacity to generate such benefits and their presentation in the balance sheet, under current assets or long-term assets.
NIF C-6, Property, plant and equipment- Incorporates the treatment of the exchange of assets based on the commercial substance; includes the bases for determining the residual value of a component, by considering current amounts; eliminates the rule of assigning an appraisal-based value to property, plant and equipment acquired at no cost or at a cost which is inadequate; establishes the rule of continuing to depreciate a component when it is not being used, except when depreciation methods are used based on the activity.

3Q. 12 | EARNINGS REPORT | 6

Furthermore, during December 2010, the CINIF issued the "Improvements to the NIF 2011", which document incorporates changes or clarifications to the NIF in order to establish a more appropriate regulatory framework. These improvements are classified into two sections as follows:
a. Improvements to the NIF‟s that generate accounting changes, which are modifications that generate accounting changes in the valuation, presentation or disclosure in the financial statements. The NIF‟s subject to this type of improvements are:

NIF B-1, Accounting Changes and Error Corrections
NIF B-2, Statement of Cash Flows
Bulletin C-3, Accounts receivable
NIF C-10, Financial derivative instruments and hedge transactions
NIF C-13, Related Parties
Bulletin D-5, Leases
b. Improvements to the NIF‟s that do not generate accounting changes, which are modifications to make clarifications to them, and which help establish a clearer and more understandable regulatory framework; because they are clarifications, they do not generate accounting changes in the financial statements. The NIF‟s subject to this type of improvements are:

NIF C-2, Financial instruments
NIF C-9, Liabilities, provisions, contingent assets and liabilities and commitments
NIF C-10, Financial derivative instruments and hedge transactions
NIF C-12, Financial instruments with characteristics of debt, equity or both
NIF D-4, Income Taxes
Bulletin D-5, Leases
NIF D-6, Capitalization of the comprehensive result of financing

Changes in accounting estimates applicable in 2011

On October 25, 2010 and on October 5, 2011, the Commission issued rulings which modified the "General Provisions Applicable to Credit Institutions", whereby the methodologies applicable to the classification of nonrevolving consumer credit portfolio and the housing mortgage credit portfolio, as well as the classification of loans owed by States and Municipalities, in order to change the current model of creating allowances for loan losses based on the incurred loss model to an expected loss model. Such modifications went into effect on March 1 and September 1, 2011, respectively.
The Commission stipulated the recognition in stockholders’ equity at the latest as of March 31 and September 30, 2011, under the heading "Retained earnings", of the initial cumulative financial effect derived from the application of the classification methods for the nonrevolving consumer credit portfolio and the housing credit portfolio, and for credits owed by States and Principalities, respectively.

The initial cumulative effect from application of the change in the classification methodology generated allowances for loan losses under the heading of "Retained earnings" within stockholders' equity, for the amount of $432, net of the related deferred tax, in relation to the nonrevolving consumer credit portfolio and the housing mortgage credit portfolio, and the amount of $173, net of the related deferred tax, in relation to the credits owed by States and Municipalities.

3Q. 12 | EARNINGS REPORT | 7

Grupo Financiero Santander México
Earnings per ordinary share and Earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	SEPTEMBER 2012			SEPTEMBER 2011			SEPTEMBER 2010

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	- weighted -	per share	Earnings	- weighted -	per share

Earnings per share	14,513	6,786,394,913	2.14	10,941	6,786,394,913	1.61	6,818	6,786,394,913	1.00

Reasury stock		(293,466)

Diluited earnings per share	14,513	6,786,101,447	2.14	10,941	6,786,394,913	1.61	6,818	6,786,394,913	1.00

Plus (loss) less (profit):

Discontinued operations, extraordinary items and changes in accounting policies				(474)			(290)
Continued fully diluted earnings per share	14,513	6,786,101,447	2.14	10,467	6,786,394,913	1.54	6,528	6,786,394,913	0.96

3Q. 12 | EARNINGS REPORT | 8

Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of pesos
	As of September 30, 2012			As of September 30, 2011

	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities
Assets
Funds Available	37,021	46,871	7,872	32,504	51,148	6,853
Margin Accounts	0	3,053	0	0	8,544	0
Investment in Securities	189	142,146	60,632	199	179,239	51,920
Debit balances under repurchase and resale agreements	0	4,458	0	0	25,515	0
Derivatives	0	88,945	444	0	109,441	1,075
Valuation adjustments for hedging financial assets	0	0	240	0	0	141
Total loans portfolio	248,154	93,610	1,619	204,861	102,464	2,805
Allowance for loan losses	(11,053)	(370)	62	(9,752)	(350)	(803)
Loan Portfolio (Net)	237,101	93,241	1,681	195,108	102,114	2,001
Other Account Receivables (Net)	2,055	19,914	8,262	2,311	13,061	6,586
Foreclosed assets (Net)	16	1	155	27	1	262
Properties, furniture and equipment (Net)	3,186	537	47	4,370	733	64
Long-term investments in shares	0	0	218	0	0	218
Non-current assets held for sale	0	0	0	0	0	10,511
Deferred taxes and profit sharing	0	0	9,155	0	0	8,735
Other assets	1,530	602	1,852	1,619	619	1,974
Total assets	281,097	399,766	90,559	236,137	490,414	90,341

Liabilities
Savings Savings	270,393	43,447	22,448	241,370	42,951	23,555
Bank bonds	0	2,028	20,289	0	1,474	18,976
Bank and other loans	13,011	349	20,979	5,426	456	30,275
Credit balances under repurchase and resale agreements	10,069	84,576	11,661	6,618	111,676	38,927
Guarantees sold or pledged	0	17,972	0	0	17,896	0
Derivatives	0	85,208	1,404	0	111,929	2,471
Other accounts payable	23,752	47,308	642	25,730	36,820	564
Deferred credits and advanced collections	1,091	0	0	1,135	0	0
Discontinued operations	0	0	0	0	0	8,496
Total Liabilities	318,316	280,889	77,423	280,278	323,203	123,264
Total Stockholders' Equity	33,069	12,573	49,152	27,588	12,297	50,261
Total Liabilities and Stockholders' Equity	351,385	293,461	126,575	307,866	335,501	173,525

3Q. 12 | EARNINGS REPORT | 0

Grupo Financiero Santander México
Income Statement by Segment
Millions of pesos
	As of September 30, 2012			As of September 30, 2011
	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities

Net interest income before provisions	6,889	892	801	5,522	1,019	930
Provisions for loan losses, net	(2,500)	(8)	(27)	(868)	(2)	(210)
Net interest income after provisions	4,390	884	774	4,654	1,018	720
Commissions, net	2,620	466	(21)	2,187	400	93
Intermediation result	179	803	(62)	147	(98)	(20)
Other operating income (expenses)	389	3	(303)	199	0	68
Administrative and promotion expenses	(4,711)	(517)	49	(4,010)	(628)	8
Operating Income	2,867	1,638	438	3,177	691	869
Equity in results of non-consolidated subsidiaries and associated companies	(0)	(0)	18	0	0	13
Income before income taxes	2,867	1,638	456	3,177	691	882

Segment information has been prepared according to the classifications used in Grupo Santander at secondary level, based in the type of developed business:

Commercial Banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global Wholesale Banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate Activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

3Q. 12 | EARNINGS REPORT | 1

Annex 1
Loan Portfolio Rating
Grupo Financiero Santander México
As of September 30, 2012
Millions of pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortages	Total

Risk "A"	83,779	0	1,677	129	1,806
Risk "A-1"	192,889	907	0	0	907
Risk "A-2"	23,340	221	0	0	221
Risk "B"	11,925	0	520	269	789
Risk "B-1"	17,070	324	338	0	662
Risk "B-2"	21,479	166	1,596	0	1,762
Risk "B-3"	3,432	392	0	0	392
Risk "C"	5,021	0	1,545	188	1,733
Risk "C-1"	234	57	0	0	57
Risk "C-2"	366	152	0	0	152
Risk "D"	2,795	241	1,705	32	1,978
Risk "E"	695	502	232	19	753
Total rated portafolio	363,024	2,961	7,612	637	11,211

Exceptions	4,887

Total	367,911	2,961	7,612	637	11,211

Provisions created					11,360
Complementary provisions					149

Notes:

1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of September 30, 2012.

2.
Loan Portfolio is graded according to the rules for loan portfolio rating issued by the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the methodology established by CNBV. In the case of commercial and mortgages portfolio, such rating may be performed following internal methodologies authorized by CNBV.  The institution utilizes a proprietary methodology from June 2009, for a portion of the commercial portfolio, i.e. the companies segment, and the standard methodology of CNBV for the rest of the portfolio.

On July 31, 2009, the Bank implemented new rules for grading revolving consumer credit to be applied from August, 2009, as it is explained in Annex 31.

From March 2011, the Bank implemented new rules for grading non-revolving consumer credits and mortgages.

From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.

3.
Reserves created in excess are explained by the following: The Bank maintains additional reserves to the ones necessary pursuant to the loan portfolio grading process authorized by CNBV, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the CNBV in Official Letter No. 601DGSIF"C"-38625, for an amount of $ 58.9 million pesos, as well as to cover the cost of Governmental Programs.

3Q. 12 | EARNINGS REPORT | 2

Annex 2 Financial Ratios

Grupo Financiero Santander México
Percentages
	3Q12	2Q12	3Q11	9M12	9M11

Past Due Loans Ratio	1.6	1.5	2.2	1.6	2.2

Past Due Loans Coverage	205.4	224.2	162.5	205.4	162.5

Operative Efficiency	2.6	2.2	2.3	2.5	2.1

ROE	17.7	22.4	18.7	21.4	17.0

ROA	2.1	2.6	2.1	2.5	1.8

Capitalization Ratio
Credit Risk	23.9	24.4	25.4	23.9	25.4
Credit, Market and operations risk	14.5	14.6	14.2	14.5	14.2

Liquidity	128.0	156.4	157.7	128.0	157.7

NIM (Net Interest Margin)	3.2	3.4	3.5	3.5	3.3

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB.

PAST DUE LOANS RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

PAST DUE LOAN COVERAGE = Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

OPERATING EFFICIENCY = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

3Q. 12 | EARNINGS REPORT | 3

Grupo Financiero Santander
Notes to financial statements as of September 30, 2012
(Millions of pesos, except for number of shares)
1. Financial Instruments

Financial instruments are constituted as follows:

Accounting Value

Trading Securities:

Bank Securities	1,499
Government Securities	131,777
Private shares	1,149
Shares	8,514
142,939

Securities available for sale:

Bank Securities	503
Government Securities	49,034
Other	5,459
54,996
Securities held until maturity:

Bank Securities
Government Securities
Government securities (Cetes especiales)	5,032
5,032

Total Financial Instruments	202,967

2. Repurchase and resale agreements
The repurchase and resale agreements portfolio is constituted as follows:
Net balance
Debit Balances

Bank Securities	3,501
Government Securities	957
Total	4,458

Credit balances

Bank Securities	993
Government Securities	99,894
Private Securities	5,419
Total	106,306

(101,848)

3Q. 12 | EARNINGS REPORT | 4

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5%
of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book Value

MX2PPE050004	16-Jul-15	9.91%	3,805
US706451BF73	15-Dic-15	2.32%	1,612
		Total	5,417

Tier 1 Capital as of June, 2012			75,108
5 % of Tier 1 Capital			3,755

4. Derivative Financial Instruments

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30, 2012, are as follows:

Swaps

Interest Rate	3,212,266
Foreign Exchange	587,814

Futures	Buy	Sell
Interest Rate	156	541,673
Foreign Exchange	-	882
Index	4,237	7,576

Forward Contracts
Interest Rate	4,000	2,500
Foreign Exchange	127,371	124,952
Securities	4,474	7,463

Options	Long	Short
Interest Rate	180,408	219,216
Foreign Exchange	9,203	9,740
Indexes	11,052	25,905
Securities	3,801	3,325

Total for trading	4,144,781	943,231

Hedge
Cash Flow
Interest Rate Swaps	26,025
Foreign Exchange Swaps	17,529

Fair Value
Interest Rate Swaps	7,768
Foreign Exchange Swaps	2,090

Total for hedge	53,412

Total Financial Instruments	4,198,193	943,231

3Q. 12 | EARNINGS REPORT | 5

5. Loan Portfolio
The loan portfolio, by type of loan and currency, as of September 30, 2012, is constituted as follows:

		Amount
	Pesos	USA Dlls	UDIS	Total

Current loan portfolio

Commercial or business activities	140,018	35,926	1	175,945
Financial entities	616	3	0	619
Governmental entities	25,162	9,956	3	35,121
Commercial loans	165,796	45,885	4	211,685
Consumer loans	59,996	0	0	59,996
Mortgages	63,610	959	1,603	66,172
Total	289,402	46,844	1,607	337,853

6. Past Due Loans

		Amount
Past Due Loans	Pesos	USD	UDIS	Total

Commercial or business activities	1,363	39	0	1,402
Commercial loans	1,363	39	0	1,402
Past due consumer loans	2,053	0	0	2,053
Past due mortgages	1,593	236	246	2,075
Total	5,009	275	246	5,530

The analysis of movements in past due loans from January 1 to September 30, 2012, is as follows:

Balance as of December 31, 2011				5,315

Plus: Transfer from current loan portfolio to past due loans				10,296

Collections
Cash			(1,206)
Normalization			(2,013)
Awards			0	(3,219)
Reestructured loans				(990)

Charges off				(5,873)

Balance as of September 30, 2012				5,530

7. Allowances for loan losses

The movements in the provision for loan losses, from January 1st. to September 30, 2012, are as follows:

Balance as of December 31, 2011	11,191

Allowances created	6,496
Release vs. Goodwill	(45)
Charge-offs	(5,873)
Release Comercial Mexicana, S.A.	(378)
Exchange rate effect on foreign currency	(31)
Balance as of September 30, 2012	11,360

3Q. 12 | EARNINGS REPORT | 6

The table below presents a summary of charge-offs by type of product as of September 30, 2012:

Product	Charge-offs	Debit Relieves	Total	%

First Quarter
Commercial Loans	280	48	328	17.62
Mortage	310	10	320	17.20
Credit Card	721	55	776	41.70
Consumer loans	420	17	437	23.48
Total	1,731	130	1,861	100.00

Second Quarter
Commercial Loans	396	5	401	22.71
Mortage	103	10	113	6.40
Credit Card	431	16	447	25.31
Consumer loans	758	47	805	45.58
Total	1,688	78	1,766	100.00

Third Quarter
Commercial Loans	311	9	320	14.25
Mortage	325	5	330	14.69
Credit Card	958	46	1,004	44.70
Consumer loans	577	15	592	26.36
Total	2,171	75	2,246	100.00

2011
Commercial Loans	987	62	1,049	17.86
Mortage	738	25	763	12.99
Credit Card	2,110	117	2,227	37.92
Consumer loans	1,755	79	1,834	31.23
Total	5,590	283	5,873	100.00

Allowances for Loan Lossses from the Commerce Fund
Pursuant to the Commission's authorization in Official Bulletin No.  601-I-DGSIF "C" - 38625 issued on March, 2001; as of September 30, 2012, there are MX$76 million in allowances for loan losses from the commerce fund, which resulted from the reestructuring process of  Grupo Financiero Santander. As of December 31, 2011, such allowances totaled Mx$ $113.

3Q. 12 | EARNINGS REPORT | 7

During the third quarter of 2012, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans charge-offs	-38
Udis reserves actualization and f/x effects	0
-38

As part of the Commission's authorization for these reserves, in case there are exit loan portfolio recoveries from previously charged off loans, these recoveries will be recorded in the income statement. During the period,  charges due to income statement due to recoveries of previously charge off loans amounted Mx$45.

8. Problematic Loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

As of September 30, 2012, the accounts receivable from the federal government are $203, regarding the early termination of benefit programs granted to bank debtors.
Early termination of the support programs for debtors

On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1.	Support Program for Mortgages Debtors (Support Program);

2.	Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and

3. Agreement on benefits for Mortgages Debtors (Discounts Program)

The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the Commission. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de México, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the Commission, and they shall comply with all the comments and corrections made by such Commission and they shall deliver all the information requested by the Commission for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

10. Average Interest Rates paid on deposits

The average interest rates paid on deposits during September, 2012, is as follows:
	Pesos	USD

Average balance	149,040	17,773
Interest	592	1
Rate	1.5887%	0.0288%

11. Bank and other Loans

As of september 30, 2012, banks and other loans are constituted as follows:

3Q. 12 | EARNINGS REPORT | 8

		Average
Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Banco de México
Call money	9,000	4.50%	From 2 days
Public fiduciary funds	5,565	4.28%	From 1 day to 18 years
Government loans	5,335	5.50%	From 1 day to 6 years
Total	19,900

Loans in foreign currency

Foreign bank loans	7,828	1.55%	From 1 day to 9 years
Call money	5,596	0.39%	1 day
Public fiduciary funds	575	1.05%	From 1 day to 3 years
Development bank loans	361	1.96%	From 1 day to 4 years
Total	14,360

Total Loans	34,259

Accrued Interests	79

Total	34,339

12. Current and Deferred Taxes

Current taxes as of September 30, 2012

Income Tax	1,853
Deferred taxes	(406)	(1)
Total Bank	1,447
Current-deferred taxes from other subsidiaries	1,871
Total Financial Group	3,318

(1) Deferred taxes are broken down as follows:

Global provision	22
Fixed Asset	(233)
Net effect from financial instruments	(446)
Accrued Liabilities	243
Other	8
Total Bank	(406)
Provision for loan losses of subsidiaries, net effect	(467)
Others, subsidiaries	13
Total deferred tax, Financial Group	(860)

As of September 30, 2012, Deferred Assets are registered at 75.67% and Deferred Liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,784
Other concepts	3,106
Total Deferred Tax (net)	12,889

Deferred taxes registered in balance sheet accounts	9,155
Deferred taxes registered in memorandum accounts	3,735

3Q. 12 | EARNINGS REPORT | 9

13. Other operating income (expenses)
The main items that constitute the balance of Other Income (Expenses) account, as of September 30, 2012, are the following:

Concept:
Recoveries of previously charged-off loans	1,365
Sales of fixed assets	1,732
Release of allowances for loan losses (Comercial Mexicana)	378
Write-offs of liabilities and reserves	154
Interests on employees' loans	89
Provision for foreclosed assets	81
Technical Advisory	75
Expenses on collections	(432)
Write-offs	(614)
Provisions for legal and fiscal contingencies	(199)
Provision and payments to IPAB (Indemnity)	(33)
Others	167
2,763

14. Discontinued Transactions

Sale of Seguros Santander

On February, 2011, Banco Santander, S.A. (España) and ZS Insurance America, SL  entered into a commercial alliance for the business of bancassurance in Latin America that consists in an agreement for the distribution for sale of insurance products in each country, during 25 years.

Derived from the commercial alliance, on July 14, 2011, the agreement among Banco Santander, S.A. (España), Zurich, and Zurich Insurance Company LTD. was entered into (the  “purchaser”).

On July 14, 2011, the financial Group performed the sale of the totality of the shares of Seguros Santander, S.A. via a stock- purchase agreement entered into and between the financial group and ZS Insurance America, SL, and only for guarantee purposes, with Banco Santander, S.A. (España).

The agreement stipulates that the financial group agreed to sell, transfer and deliver to ZS Insurance America, SL 189,999 shares of the capital stock of Seguros Santander, which represented 99.99% of the capital stock.

The book value of the capital stock of Seguros Santander, as of December 31, 2010, amounted $1,528. In addition, as of that date, a goodwill derived from the purchase of the insurance company was registered for an amount of $42. The sale price for the 99.99% of the shares of Seguros Santander, owned by the financial group, amounted $7,441, which generated a profit after taxes of $4,822, registered on November, 2011 by the Financial Group once the sale was executed pursuant to the clauses of the agreement, and the effects of such sale were reflected in the statement of income within the item “discontinued transactions”.

According to the agreement, the financial group may continue to provide administrative services as well as the sale of insurance policies as part of the continuation of the business, to have and keep tangible goods and properties of Seguros Santander, as well as to maintain relevant business relationships, except in case Zurich and Inversiones ZS América, SL do not accept so or the agreement is terminated.

In addition, the results from the operations of Seguros Santander for year 2011 where it belonged to the financial group, are shown in the income statement within the item “Discontinued Transactions”.

3Q. 12 | EARNINGS REPORT | 10

15. Capitalization Ratio

Banco Santander (México), S.A.

	Amount of equivalent positions	Capital Requirement
I. ASSET RISKS
DUE TO MARKET RISKS
Transactions in Mexican pesos with a nominal rate	139,163	11,133
Transactions with debt securities in Mexican pesos, with overrate and variable rate	4,464	357
Transactions in Mexican pesos with real rate or UDI	7,135	571
Transactions in Mexican pesos with rate referred to General Minimum Wage	1,215	97
UDI positions or referred to NCPI	22	2
Positions in Mexican pesos with rate referred to General Minimum Wage	6	0
Transactions in foreign currency with nominal rate	4,356	348
Foreign Currency positions or rate referred to exchange rate.	688	55
Stock positions or rate referred to the price of a stock or group of stocks	398	32
Total	157,447	12,596

CREDIT RISKS
Group II weighted at 50%)	31	2
Group III (weighted at 20%)	17,410	1,393
Group III (weighted at 23%)	5,621	450
Group III (weighted at 50%)	174	14
Group III (weighted at 100%)	6,016	481
Group IV (wieghted at 20%)	5,237	419
Group V (weighted at 10%)	11	1
Group V (weighted at 20%)	353	28
Group V (weighted at 50%)	546	44
Group V (weighted at 115%)	8,030	642
Group V (weighted at 150%)	20	2
Group VI (weighted at 50%)	13,115	1,049
Group VI (weighted at 75%)	6,357	509
Group VI (weighted at 100%)	14,217	1,137
Group VI (weighted at 125%)	749	60
Group VII-A (weighted at 20%)	5,033	403
Group VII-A (weighted at 23%)	3,719	297
Group VII-A (weighted at 50%)	679	54
Group VII-A (weighted at 57.5%)	348	28
Group VII-A (weighted at 100%)	108,322	8,666
Group VII-A (weighted at 115%)	33,353	2,668
Group VII-A (weighted at 120%)	61	5
Group VII-A (weighted at 125%)	173	14
Group VII-A (weighted at 150%)	239	19
Group VII-B (weighted at 20%)	253	20
Group VII-B (weighted at 100%)	9,858	789
Group IX (weighted at 100%)	42,374	3,390
Group IX (weighted at 115%)	22	2
Group IX (weighted at 125%)	546	44
Other assets (weighted at 10%)	204	16
Other assets (weighted at 11.5%)	2	0
Other assets (weighted at 20%)	5,811	465
Other assets (weighted at 50%)	3,063	245
Other assets (weighted at 100%)	21,759	1,741
Total	313,707	25,097

OPERATIONS RISK
Requirement on Operations Risk	48,493	3,879

TOTAL REQUIREMENTS
Net requirement on market risk	157,447	12,596
Requirement on credit risk	313,707	25,097
Requirement on operations risk	48,493	3,879
Total	519,647	41,572

3Q. 12 | EARNINGS REPORT | 11

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	93,064
Total Stockholders' equity	93,064
Less:
Investment in shares of financial entities	17,581
Investment in non-financial shares	24
Intangibles and Deferred expenses or costs	1,888
Total basic Capital	73,570

SUPLEMENTARY CAPITAL
Provisions for general credit risks.	1,538
NET CAPITAL	75,108

III. CAPITALIZATION RATIO

Net Capital / Required Capital	1.81
Basic Capital / Assets subject to credit and market risk	14.16
Net capital /Assets subject to credit risk	23.94
Net Capital / Assets subject to Total Risk	14.45

Casa de Bolsa Santander, S.A. de C.V.

	Amount of equivalent positions	Capital Requirement
I. ASSETS RISK
MARKET RISK

Transactions in Mexican pesos with nominal rate	46	4
Transactions with debt securities in Mexican pesos with overrate and variable rate.	1	0
Transactions in Mexican pesos with real rate or UDI	0	0
UDI positions or referred to NCPI	0	0
Stock positions or rate referred to the price of a stock or group of stocks	1,365	109
	1,412	113

3Q. 12 | EARNINGS REPORT | 12

CREDIT RISKS
Group II ( weighted at 20% )	37	3
Group III (weighted at 100% )	428	34
	466	37

OPERATION RISKS	237	19

TOTAL REQUIREMENTS
Net requirement on market risk	1,412	113
Requirement on credit risk	466	37
Requirement on operations risk	237	19
	2,114	169

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	1,406
Subordinated Debentures and capitalization securities	0
Total Stockholders' Equity	1,406
Less:
Investment in shares of financial entities	42
Investment in non-financial shares	1
Total Basic Capital	1,363

SUPPLEMENTARY CAPITAL
Debentures and capitalization securities	0
Provisions for general credit risks	0
GLOBAL CAPITAL	1,363

III. INDICE DE CAPITALIZACIÓN

Global Capital / Required Capital	8.06
Basic Capital / Assets subject to credit, market and operation risk	64.47
Global capital /Assets subject to credit risk	292.64
Global Capital / Assets subject to credit, market and operation Risk	64.47

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Santander Consumo, S.A. de C.V., SOFOM, E.R.

	Amount of equivalent positions	Capital requirements
I. ASSETS RISK
MARKET RISKS

Transactions in Mexican pesos with nominal rate	9,577	766
Transactions with debt securities in Mexican pesos with overrate and variable rate.	0	0
Suma	9,577	766

CREDIT RISKS
Group III (weighted at 20%)	0	0
Group VI (weighted at 100%)	54,656	4,372
Group VI (weighted at 125%)	888	71
Group VI (weighted at 150%)	0	0
Group VII (weighted at 20%)	1	0
Group VII (weighted at 150%)	2	0
Other assets (weighted at 100%)	5,396	432
Suma	60,943	4,875

OPERATIONS RISK
Requirement on Operations Risk	7,823	626

TOTAL REQUIREMENTS
Net requirement on market risk	9,577	766
Requirement on credit risk	60,943	4,875
Requirement on operations risk	7,823	626
Total	78,344	6,267

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	10,838
Subordinated Debentures and capitalization securities	0
Total Stockholders' Equity	10,838
Less:
Investment in subordinated securities	0
Investment in shares of financial entities	0
Investment in non-financial shares	0
Loans granted for the purchase of own shares or shares of entities of the financial group.	0
Deferred Taxes	0
Intangibles and Deferred expenses or costs	0
Other assets	0
Total Basic Capital	10,838

SUPPLEMENTARY CAPITAL
Debentures and capitalization securities	0
Provisions for general credit risks.	698
NET CAPITAL	11,536

III. CAPITALIZATION RATIO

Net capital/ Required Capital	1.84
Basic Capital / Assets subject to total risks	13.83
Net Capital / Assets subject to Credit Risks	18.93
Net Capital / Assets subject to total Risks	14.72

3Q. 12 | EARNINGS REPORT | 14

Santander Hipotecario, S.A. de C.V., SOFOM, E.R.

	Amount of equivalent positions	Capital Requirements
I. ASSETS RISK
MARKET RISK

Transactions in Mexican pesos with nominal rate	5,210	417
Transactions in Mexican pesos with real rate or UDI	702	56
UDI positions or referred to NCPI	2	0
Transactions in foreign currency with nominal rate	239	19
Foreign Currency positions or rate referred to exchange rate	86	7
Suma	6,238	499

CREDIT RISK

Group III (weighted at 20%)	38	3
Group VI (weighted at 50%)	4,831	386
Group VI (weighted at 75%)	2,898	232
Group VI (weighted at 100%)	3,259	282
Group VI (weighted at 125%)	1,435	115
Group VII-A (weighted at 20%)	1	0
Other assets (weighted at 100%)	2,564	205
Total	15,297	1,224

OPERATIONS RISK
Requirement on Operations Risk	1,174	94

TOTAL REQUIREMENTS
Net requirement on market risk	6,238	499
Requirement on credit risk	15,297	1,224
Requirement on operations risk	1,174	94
Total	22,709	1,817

3Q. 12 | EARNINGS REPORT | 15

II. CAPITAL INTEGRATION

BASIC CAPITAL
Stockholders' Equity	3,026
Subordinated Debentures and capitalization securities	0
Total Stockholders' Equity	3,026
Less:
Investment in subordinated securities	0
Investment in shares of financial entities	0
Investment in non-financial shares	0
Loans granted for the purchase of own shares or shares of entities of the financial group.	0
Deferred Taxes	0
Intangibles and Deferred expenses or costs	0
Other assets	0
Total Basic Capital	3,026

SUPPLEMENTARY CAPITAL
Debentures and capitalization securities	0
Provisions for general credit risks.	35
NET CAPITAL	3,061

III. CAPITALIZATION RATIO

Net Capital/ Required Capital	1.68
Basic Capital / Assets subject to total risks	13.33
Net Capital / Assets subject to Credit Risks	20.01
Net Capital / Assets subject to total Risks	13.48

16. Risk Diversification
Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to  credit risk transactions as of September 30, 2012, is provided:

  - Loans granted to debtors or groups of persons representing a common risk, whose individual amount is greater to 10% of Tier 1 Capital (of the month previous to the date of report), constituted by a group representing an ampount of  $9,079.5, equivalent to 12.34% of the basic capital of the Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $17,426.7, repreenting the 23.68% of the basic capital of the Bank.

17. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that the institution offers to clients; that is, the funds obtained from check accounts and term deposits from customers.

With respect to external sources of liquidity, the institution has several mechanisms of access to debt and capital markets, i.e., the bank obtains resources via the issue of debt securities, loans to other institutions, including the <central Bank and international institutions, as well as the issue of subordinate debt and other capital securities.

The bank may obtain liquidity also via repurchase and resale agreements on securities (reportos) possessed by the bank. Also, the bank may obtain funds via the sale of assets.

18. Dividends Policy

The institution performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

3Q. 12 | EARNINGS REPORT | 16

19. Treasury Policies

The activities of the bank’s treasury are performed pursuant to the following:

a)
 In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Compliance with the operation procedures of the institution.

20. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.96%
Gestión Santander, S.A. de C.V.	99.99%

21. Internal Control

The activities of Grupo Financiero Santander are governed by a series of guidelines established by Banco Santander (España), the holding company of Grupo Financiero Santander, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, the Group has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction for Media

➢	Deputy Direction for Legal Affairs

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Individuals and Small Enterprises Banking

➢	Deputy general Direction of Payment Systems

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

3Q. 12 | EARNINGS REPORT | 17

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of the Group, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute the Group, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Society Practices Committee

▪	Integral Risk management Committee

▪	Executive Credit Committee

▪	Regulatory Compliance Committee

▪	Communication and Control Committee

▪	Remunerations Committee

The registration, control and storage of the daily activities of the Group is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

Grupo Financiero Santander is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of the Group are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute the Group and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system according to the requirements of the Directive UNE-EN ISO 9001:2008 and it is focused towards customer satisfaction under an approach of continuous improvement of procedures.

In summary, Internal Control of the Group includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

22. Accounting Differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	14,513

Temporary differences in classification and assessment of repurchase and resale agreements and securities	(72)	(a)

Income and expenses from the Head Office	142	(b)

Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	(472)

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	14,111

(a) According to the local regulations, as of september 30, 2008, the market variation of securities classified as securities for trade was registered in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is registered in stockholders' equit until their realization.

(b) Allocation of corporate income and expenses performed by the Head Office to its subsidiaries, pursuant to the rules and policies of Banco Santander España.

3Q. 12 | EARNINGS REPORT | 18

23. Transactions with Related Parties

Assets
Availabilities	6,948
Transactions with derivative financial instruments (debit balance)	20,255
Loan Portfolio (net)	2,022
Other account receivables	1,781
Other assets	1,481

Liabilities
Term deposits	988
Credit balance on repurchase and resale agreements	87
Interbank loans and from other entities	188
Transactions with derivative financial instruments (credit balance)	25,624
Other accounts payable	173
Credit balance on settlement of transactions	818

Earnings
Interest collected	64
Commissions collected	33
Transactions with derivative financial instruments	52,972
Other earnings	2

Expenses
Interests paid	30
Administration expenses	177
Transactions with derivative financial instruments	57,140
Technology Services	1,016

24. Interests on Loan portfolio

As of September 30, 2012, the Income Statement includes in the item "Earnings from loans" $27,206 million pesos that correspond to interests from the loan portfolio of  Banco Santander (México), S.A.,Santander Consumo, S.A. de C.V. SOFOM ER and Santander Hipotecario, S.A. de C.V. SOFOM ER.

25. Integral Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

3Q. 12 | EARNINGS REPORT | 19

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk
The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet.  The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade
In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

The Value at Risk as of September, 2012 (unaudited) amounted to:

	Banco y Casa de Bolsa
	VaR (thousand of pesos)%
Trading desks	77,839.61	0.10%
Market Making	45,413.72	0.06%
Prop Trading	69,553.06	0.09%

Risk factor	77,839.61	0.10%
Interest rate	79,505.33	0.11%
Foreign exchange	8,145.01	0.01%
Equity	12,241.50	0.02%

3Q. 12 | EARNINGS REPORT | 20

The Value at Risk for the average quarter of 2012 (unaudited) amounted to:

	BanK y Brokerage
	VaR (thousand of pesos	%
Trading desks	74,526.28	0.10%
Market Making	45,876.33	0.06%
Prop Trading	64,758.96	0.09%

Risk factor	74,526.28	0.10%
Interest rate	72,307.09	0.10%
Foreign exchange	10,456.41	0.01%
Equity	14,093.09	0.02%

*  % of VaR with respect to Net Capital

It is important to mention that the VaR related to consolidated positions in securities for trading and available for sale is 180,107 (thousands of Mexican pesos), mainly focused in the Interest Rate risk factor.

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Management of Assets and Liabilities
Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Banco y Casa de Bolsa	Jul-12	Ago-12	Sep-12	Average	Jul-12	Ago-12	Sep-12	Average
Balance MXP GAP	61%	66%	91%	73%	81%	78%	78%	78.7%
Balance USD GAP	25%	28%	21%	25%	73%	67%	81%	73.6%

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios.

3Q. 12 | EARNINGS REPORT | 21

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits
Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk
Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

	Liquidity Ratio
Banco y Casa de Bolsa	Jul-12	Ago-12	Sep-12	Average
Balance MXP GAP	31%	27%	33%	30%
Balance USD GAP	25%	13%	23%	20%

Credit Risk
Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools  are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses
Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios.

3Q. 12 | EARNINGS REPORT | 22

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk
Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used.REC is an estimate of the amount the institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction ar market value provided that this value is positive for the institution, and it is measured as the market value of the transaction (MtM).    In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors.  For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other.  The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander as of the end of June, 2012, is concentrated on 92.53% in the Sovereign Risk segment, Development Banking and Financial Institutions, 7.05% in the Corporate segment and 0.42% in the Companies segment.

3Q. 12 | EARNINGS REPORT | 23

The quarterly average Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the period April-June, 2012 was 22,316.64 million USA Dollars REC in the Sovereign Risk, Development Banking and Financial Institutions segment, 1,590.01 million USA Dollars REC in Corporate segment and 103.82  million USA Dollars REC in the <companies segment.

The Expected Loss of Grupo Financiero Santander at the end of June, 2012, is concentrated in 20.63% in the Sovereign Risk, development Banking and Financial Institutions segment; 73.06% in the Corporate segment and 6.31% in the Companies segment.

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

3Q. 12 | EARNINGS REPORT | 24

Item 2

3Q.12 I

Earnings Report

Grupo Financiero Santander M[]xico, S.A.B. de C.V.

M[]xico City, October 26(th), 2012

M[]xico

[GRAPHIC OMITTED]

Safe Harbor Statement

[GRAPHIC OMITTED]

Grupo Financiero Santander M[]xico cautions that this presentation may contain forward -looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward -looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward -looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to:
changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de
M[]xico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes;
competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers;
technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated
in the "Risk Factors" section of our Registration Statement on Form F-1 (File
No. 333-183409) . The risk factors and other key factors that we have indicated
in our past and future filings and reports, including those with the U.S.
Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

[GRAPHIC OMITTED]

Successful International Public Offering

	Listing Date	Shares	IPO Price	Allocation (%)
SANMEX	Simultaneous: 09/26/2012	359,727,408 Series B	MX$ 31.25	19.0%
BSMX LISTED NYSE		265,963,200 ADSs	US$12.18	81.0%

2
Santander

Successful International Public Offering

[GRAPHIC OMITTED]

*    100% secondary

*    The only Mexican bank that is an SEC registrant and listed on the NYSE

*    The largest equity offering in Mexico ever

*    The second largest IPO in the US and the third largest in the world thus far in 2012

*    Nearly five times oversubscribed

*    On October 10th, Santander Mexico was added to the MSCI Index --
     representing a weight of 0.11%

in emerging markets, 0.49% in Latin America and 2.20% in Mexico

[GRAPHIC OMITTED]

Santander Mexico: Leading Retail Banking Franchise…

Highly Efficient and Profitable…

At September 2012	2Q12* Ranking
Net income YTD of Mx$14.5Bn	#2
Mx$343.4 Bn in Loans	#4
Mx$336.3 Bn in Deposits	#4
ROAE[1] 21.1%	#1
Efficiency[2] 36.9%	#2
NPL 1.6%	#1

…with a Strong Focus on Retail Banking[3]

Corporate Activities 9%
Wholesale Banking 11%
Retail Banking 80%

Synergies from being part of the Santander global network…

… while maintaining autonomy and high corporate governance standards.

3

Santander

Santander Mexico: Leading Retail Banking Franchise []

[GRAPHIC OMITTED]

Synergies from being part of the Santander global network []

[] while maintaining autonomy and high corporate governance standards.

Source:

Company filings CNBV GAAP / * Rankings CNBV June'12 (last information available)

Notes:

1)   9M Net Income annualized divided by average equity (Sep'12,Dec'11)

2)   9M Operating expenses divided by average income before taxes 3and allowances (Sep'12,Dec'11)

3)   Distribution by net interest income for 3Q12

GDP (% Annual Growth)

1.4
-6.5
5.5
3.9
3.8
3.7
2008
2009
2010
2011
2012E
2013E

Interest Rate (CETEs)

-320bps
7.7
5.4
4.5
4.5
4.5
4.5
2008
2009
2010
2011
2012E
2013E

Inflation (% Annual)

-240bps
6.5
3.6
4.4
3.8
4.1
3.7
2008
2009
2010
2011
2012E
2013E

Exchange Rate (Avg MXN/USD)

+17%
11.2
13.5
12.6
12.4
13.1
13.1
2008
2009
2010
2011
2012E
2013E

Source: GDP – INEGI
CETE, Inflation, Exchange Rate – BANXICO
Estimates - SANTANDER

4

Santander

Operating in the Second Largest Economy in LatAm with Strong Macroeconomic
Fundamentals

[GRAPHIC OMITTED]

…Low Banking Penetration and Favorable Demographics…

Deposits[1]

+42%
1,805
2,130
2,171
2,374
2,568
+8%
2007
2008
2009
2010
2011

Loans

+41%
1,648
1,821
1,888
2,026
2,321
+15%
2007
2008
2009
2010
2011

Loans / GDP (%)

24
29
35
38
32
26
21
21
18
16
15
14
13
13
12
13
15
16
17
16
17
-55%
+42%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Notes: 1) Deposits = Total Deposits as defined by CNBV

5

Santander

Low Banking Penetration and Favorable Demographics

[GRAPHIC OMITTED]
Source:

Deposits and Loans -- CNBV Financial Groups -- Billions of Pesos Loans to GDP
ratio -- IMF, CNBV, HBS

Notes:

1)   Deposits = Total Deposits as defined by CNBV

Focus on Strategic Business	3-year CAGR
✓ Consumer / Credit Cards	Δ ~20%
✓ SMEs	Δ ~30%
✓ Mortgages	Δ ~10%-12%

Focus on Risk, Efficiency and Profitability	3-year Target Range
✓ NPLs Ratio	1.5% - 2.2%
✓ Efficiency	35.0% - 40.0%
✓ ROAE	~ 20%

6
Santander

which, along with Our Proven Strategy, Support Our Targets for the Next Three
Years

[GRAPHIC OMITTED]

               Focus on Strategic Business              3-year
                                                        CAGR
[] Consumer / Credit Cards                              ~20%
[] SMEs                                                 ~30%
[] Mortgages                                            ~10%-12%

                                                        3-year
Focus on Risk, Efficiency and Profitability          Target Range
[] NPLs Ratio                                        1.5% - 2.2%
[] Efficiency                                       35.0% - 40.0%
[] ROAE                                                  ~ 20%

[GRAPHIC OMITTED]

A Solid Quarter, with a Strong Operating Performance []

[GRAPHIC OMITTED]

Net interest income growth of 15%

[GRAPHIC OMITTED]

Deposit expansion of 9%

[GRAPHIC OMITTED]

Total loans up 11%

* SMEs +78%
* Commercial +12%
* Corporates -11%
* Gov and FI -3%
* Consumer +28%
* Mortgages +12%

[GRAPHIC OMITTED]

ROAE(1) of 21.1%

Source: Company filings CNBV GAAP / Rankings CNBV June'12 (last information available)

Notes:

1)   9M Net Income annualized divided by average equity (Sep'12,Dec'11) 7

…and High Profitability, Despite Unfavorable Comparisons

Net Income

+25%
7,742
4,123
5,013
5,285
4,215
+3.5%
3Q11
4Q11
1Q12
2Q12
3Q12

	3Q11	4Q11	1Q12	2Q12	3Q12
EPS	0.61	1.14	0.74	0.78	0.62

+30%
10,941
14,513
13,301
9M11
9M12

◆ Net Income normalized

Extraordinary income after taxes:

- 3Q11 Mx$747mm from reversal of provisions
- 4Q11 Mx$4,348mm from the sale of Santander insurance
- 2Q12 Mx$1,212mm gain from the sale and leaseback of 220 branches

ROAA1
◆ ROAA Normalized
2.0%
2.6%
2.6%
2.6%
2.6%
3Q11
4Q11
1Q12
2Q12
3Q12

Source: Company filings CNBV GAAP
Millions of pesos

8

Santander

and High Profitability, Despite Unfavorable Comparisons

[GRAPHIC OMITTED]

[]   ROAA Normalized

[]   Net Income normalized

[GRAPHIC OMITTED]

[] 2Q12 Mx$1,212mm   gain from the sale and leaseback of 220 branches

Source: Company filings CNBV GAAP Millions of pesos

Notes:

1)   9M Net income annualized divided by average total assets (Sep12, Dec'11)
     Growth rates shown are normalized

Total Loans

+11%
310,129
313,673
318,064
338,905
343,383
-3%
+28%
+12%
+8%
Gov&FinEnt
Consumer
Mortgages
Commercial
3Q11
4Q11
1Q12
2Q12
3Q12

Commercial Loans

+8%
164,002
164,345
164,765
177,645
177,347
11%
47%
42%
17%
39%
43%
+78%
-11%
+12%
3Q11
4Q11
1Q12
2Q12
3Q12
SMEs
Corporates
Middle-Market

Allowances and NPLs

2,147*
2,041
1,968
1,994
2,534
2.2
1,080
1.7
1.4
1.5
1.6
3Q11
4Q11
1Q12
2Q12
3Q12

Cost of Risk[1]

+40bps
2.2%
2.4%
2.5%
2.4%
2.6%
+20bps
3Q11
4Q11
1Q12
2Q12
3Q12

Source: Company filings CNBV GAAP
Millions of pesos

Notes: 1) 9M Allowances annualized divided by average loans (Sep'12, Dec'11)
* Normalized allowances

9

Santander

Continued Healthy Loan Growth Across Core Products and a More Attractive Mix[]

[GRAPHIC OMITTED]

* Normalized allowances

Led Principally by Continued Growth in the High Potential SMEs Market []

[GRAPHIC OMITTED]

SMEs

+78%

[GRAPHIC OMITTED]

22,813

18,643

17,275

        3Q11     4Q11 1Q12 2Q12        3Q12

[] ~ 65% guaranteed by NAFINSA

[] Maintaining asset quality

[] Enhanced loan origination processes for pre-approved  clients

Source:      Company filings CNBV GAAP

Consumer Loans[1]

+29%
+4%
20,799
21,881
23,717
25,694
26,742
3Q11
4Q11
1Q12
2Q12
3Q12
Payroll
Personal

- Payroll loans represents 55% of consumer portfolio
- Cross-selling initiatives with payroll customers

Créditos Personales
24x7

CRÉDITO PERSONAL
24x7

Source: Company filings CNBV GAAP
Notes: 1) Credit cards loans are not included

11

Santander

as Well as Loans Targeted to Mexico's Growing Middle Class and Profitable
Affluent Segment, such as Consumer Loans

[GRAPHIC OMITTED]

…Particularly Credit Cards…

Credit Cards

+29%
+7%
27,416
28,637
30,322
33,001
35,263
3Q11
4Q11
1Q12
2Q12
3Q12

M
Y tú:
#YaLoVisitaste?

MICHAEL JACKSON
IMMORTAL
WORLD TOUR
CIRQUE DU SOLEIL

12

Santander

[]Particularly Credit Cards[]

Credit Cards

+29%

35,263

33,001

+7%

30,322

27,416

28,637

       3Q11   4Q11 1Q12 2Q12          3Q12

[] Actively promoted among clients

[] "Santander Twist" membership rewards program

[] Ranked third in Mexico*

[GRAPHIC OMITTED]

Source: Company filings CNBV GAAP

Notes:

*    As of August (CNBV last information available)

…as Well as Attractive Mortgages…

Mortgages

+12%
+3%
61,098
63,361
64,541
66,348
68,247
3Q11
4Q11
1Q12
2Q12
3Q12

HIPOTECA INTELIGENTE
SANTANDER
TASA
9.00%

13

Santander

as Well as Attractive Mortgages

[GRAPHIC OMITTED]

       3Q11   4Q11 1Q12 2Q12          3Q12

*    Innovative products that suit our clients profile

*    Ranked third in Mexico*

[GRAPHIC OMITTED]

Source:     Company filings CNBV GAAP
Notes:      * As of August (CNBV last information available)

…which have Driven the Increase in Interest Income

Interest Income

+14%
12,221
12,908
13,426
13,830
13,873
Others
Investment in Securities
Loans
3Q11
4Q11
1Q12
2Q12
3Q12
+22%
33,772
41,129
9M11
9M12

14

Santander

[]which have Driven the Increase in Interest Income

[GRAPHIC OMITTED]

                         3Q12       2Q12     3Q11   Var YoY (%)   % of total
                         ---------- ------  ------  ----------  -----------
Loans(1)                 9,691      9,217    8,156     19%            70%
Investment in securities 2,823      3,433    2,909     -3%            20%
Funds Available (2)      673        725      705       -5%            5%
Repurchase Agreements    686        455      451       52%            5%
Interest Income          13,873     13,830   12,221    14%           100%

[GRAPHIC OMITTED]

                  3Q11    4Q11    1Q12 2Q12 3Q12    9M11 9M12

Source: Company filings CNBV GAAP Millions of pesos Notes:

1)   Includes loan fees

2)   Includes interest from margin accounts, funds available and repurchase agreements

Simultaneously, the Deposit Base Continues to Expand…

Deposits

+9%
307,876
309,194
325,110
330,875
336,289
Term
Demand
46%
54%
42%
58%
42%
58%
38%
62%
42%
58%
3Q11
4Q11
1Q12
2Q12
3Q12

Net Loans to Deposits[1]

+150bps
97.2%
97.8%
94.5%
99.1%
98.7%
-40bps
3Q11
4Q11
1Q12
2Q12
3Q12

Source: Company filings CNBV GAAP
Millions of pesos

15

Santander

Simultaneously, the Deposit Base Continues to Expand []

[GRAPHIC OMITTED]

                              3Q11 4Q11 1Q12        2Q12 3Q12

Source: Company filings CNBV GAAP Millions of pesos

Notes:

1)   Net loans of allowances divided by deposits (Demand + Term) 15

…Resulting in Less Expensive Funding

	3Q12		2Q12		3Q11		Var YoY (%)	% of total
Repurchase agreements	-	2,750	-	3,057	-	2,323	18%	52%
Term Deposits	-	1,398	-	1,368	-	1,601	-13%	26%
Demand Deposits	-	595	-	565	-	392	52%	11%
Credits instruments issued	-	304	-	296	-	235	29%	6%
Bank and other loans	-	244	-	150	-	199	23%	5%
Interest Expense	**-**	**5,291**	-	5,436	-	4,750	**11%**	**100%**

Interest Expense

+11%
4,750
5,097
5,321
5,436
5,291
-3%
Bank and other loans
Credit Instruments Issued
Demand Deposits
Term Deposits
Repurchase Agreements
3Q11
4Q11
1Q12
2Q12
3Q12
+26%
12,776
16,048
9M11
9M12

Source: Company filings CNBV GAAP
Millions of pesos

16

Santander

[]Resulting in Less Expensive Funding

[GRAPHIC OMITTED]

Net Interest Income and NIM

+15%
+2%
7,471
7,811
8,105
8,394
8,582
5.15
5.06
4.81
4.87
4.98
3Q11
4Q11
1Q12
2Q12
3Q12

+19%
20,996
25,081
5.10
5.00
9M11
9M12

Net Interest Income Up 15% YoY Driven by Loan Volume and Spreads []

[GRAPHIC OMITTED]

Net Interest Income and NIM

[GRAPHIC OMITTED]

3Q11

4Q11

1Q12

2Q12

3Q12

9M11

9M12

Source: Company filings CNBV GAAP Millions of pesos

Notes:

1)   9M Financial margin annualized divided by daily average interest 17earnings assets

… which, together with Growth in Net Commissions and Fees …

Net Commissions and Fees

+14%
2,680
2,496
2,963
2,836
3,065
+8%
3Q11
4Q11
1Q12
2Q12
3Q12
+15%
7,736
8,864
9M11
9M12

Fees to Expenses[1]

+230bps
65.5%
61.5%
72.4%
70.1%
67.8%
-230bps
3Q11
4Q11
1Q12
2Q12
3Q12

Source: Company filings CNBV GAAP
Millions of pesos

18

Santander

[] which, together with Growth in Net Commissions and Fees []

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

                                              3Q11 4Q11 1Q12      2Q12 3Q12

Source: Company filings CNBV GAAP Millions of pesos

Notes:

1)   Net fees annualized (last twelve months) divided by Operating Expenses (net of amortizations and depreciations) annualized

... and Moderate Increase in Expenses, Supports our Growing Profitability

Administrative and Promotional Expenses

+12%
4,630
5,221
4,476
4,559
5,179
+14%
3Q11
4Q11
1Q12
2Q12
3Q12

+10%
12,890
14,214
9M11
9M12

Efficiency[1]

-540bps
42.3%
36.9%
9M11
9M12

Source: Company filings CNBV GAAP
Millions of pesos

19

Santander

 and Moderate Increase in Expenses, Supports our Growing Profitability

[GRAPHIC OMITTED]

        3Q11 4Q11 1Q12         2Q12    3Q12
                                             9M11 9M12

Source: Company filings CNBV GAAP Millions of pesos

Notes:

1)   9MOpex / 9M Income before opex (net of allowances) 19

Another Healthy Quarter Supporting Strong Capitalization

ROAE[1]
ROAE normalized
+420bps
16.9%
21.9%
22.1%
22.4%
21.1%
3Q11
4Q11
1Q12
2Q12
3Q12

Core Capital
+30bps
13.9%
14.5%
14.0%
14.3%
14.2%
3Q11
4Q11
1Q12
2Q12
3Q12

Capitalization
+30bps
14.2%
14.8%
14.3%
14.6%
14.5%
3Q11
4Q11
1Q12
2Q12
3Q12

Source: Company Filigs CNBV GAAP

20

Santander

Another Healthy Quarter Supporting Strong Capitalization

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

[] ROAE normalized

[GRAPHIC OMITTED]

        3Q11 4Q11              1Q12 2Q12 3Q12

      3Q11 4Q11 1Q12 2Q12 3Q12

Source: Company Filigs CNBV GAAP

Notes:

1)   9M Net income annualized divided by Average Equity (Sep12, Dec'11)

In Summary: A Leading Player Delivering Continued Low-Risk Profitable Growth

[GRAPHIC OMITTED]

Another Solid Quarter Contributing to Strong 9M12 YoY Performance

[GRAPHIC OMITTED]

Increasing profitability

*    Net interest income up 19%

*    Fees increased 15%

*    Net income(1) up 33%

*    ROAE(2) of 21.1%

[GRAPHIC OMITTED]

Prudent risk management

*    NPL ratio of 1.6%

*    Cost of risk of 2.6%

[GRAPHIC OMITTED]

Focus on operating efficiency

*    Efficiency ratio(3) 36.9%

                Santander Mexico continues to be one of the most
                     profitable banking franchises in Mexico

Source: Company Filigs CNBV GAAP 9M12 YoY

Notes:

1)   9M Normalized net income growth was 30.5%

2)   9M Net Income annualized divided by average equity (Sep'12,Dec'11) 21

3)   9M Operating expenses divided by average income before taxes and allowances
     (Sep'12,Dec'11)

Questions and Answers

MEJOR BANCO EN MÉXICO EUROMONEY 2012 Awards for excellence

SANTANDER BEST GLOBAL BANK EUROMONEY 2012 Awards for excellence

SANMEX

BSMX LISTED NYSE

23

Santander

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: October 26, 2012